上海實業控股有限公司
SHANGHAI INDUSTRIAL HOLDINGS LIMITED
[redacted]

06012859

Our Ref: SIHL/ADR/06

24th April 2006

By Courier

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
United States

SEC MAIL RECEIVED PROCESSING
APR 25 2006
WASH., D.C. 213 SECTION

SUPPL

Dear Sirs,

Shanghai Industrial Holdings Limited
Rule 12g3-2(b) Materials
File No. 82-5160

On behalf of Shanghai Industrial Holdings Limited (the "Company"), I enclose the following materials pursuant to Rule 12g3-2(b)(1)(iii) under the Securities Exchange Act of 1934 (the "Exchange Act"), in connection with the exemption from reporting under that Rule of the Company:

1. Shareholders' circular dated 24th April 2006 in respect of the share reform plan of Shanghai Industrial United Holdings Co. Ltd.; and
2. Announcement of 2005 Annual Results.

Pursuant to Rule 12g3-2(b)(4) and (5), the enclosed materials shall not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and the furnishing of such materials shall not constitute an admission for any purpose that the Company is subject to the Exchange Act.

Meanwhile, should you have any queries, please do not hesitate to contact the undersigned at (852) 2876 2306.

Yours faithfully,

Marina Wong
Company Secretary

PROCESSED
APR 27 2006
THOMSON
FINANCIAL

Encl.

c.c. Messrs. Morrison & Foerster, LLP (By mail)
Attn: Mr. Paul Boltz/Mr. Jonathan Lemberg



上海實業控股有限公司

SHANGHAI INDUSTRIAL HOLDINGS LIMITED

(Incorporated in Hong Kong with limited liability)

(Stock Code: 363)

Announcement of 2005 Annual Results

The Board of Directors of Shanghai Industrial Holdings Limited ("the Company") are pleased to announce the audited consolidated results of the Company and its subsidiaries ("the Group") for the year ended 31 December 2005, together with the comparative figures for the year 2004 as follows:

CONSOLIDATED INCOME STATEMENT

FOR THE YEAR ENDED 31 DECEMBER 2005

	Notes	2005 *HK$'000*	2004 *HK$'000* (As restated)
Turnover	3	6,025,285	3,428,939
Cost of sales		(3,719,705)	(1,505,051)
Gross profit		2,305,580	1,923,888
Investment income		389,460	233,570
Other income		162,361	31,127
Distribution costs		(830,374)	(741,799)
Administrative expenses		(716,676)	(401,784)
Other expenses		(9,648)	(144,532)
Finance costs		(82,024)	(19,317)
Share of results of jointly controlled entities		2,839	76,201
Share of results of associates		102,532	254,132
Net gain on disposal of interests in subsidiaries, associates and jointly controlled entities		180,661	698,523
Allowance for amount due from a jointly controlled entity		–	(33,376)
Impairment losses recognised in respect of goodwill relating to subsidiaries and interests in an associate and jointly controlled entities		(26,185)	(191,232)
Impairment loss on assets classified as held for sale		(31,247)	–
Discount on acquisition of additional interests in subsidiaries		2,324	–
Profit before taxation		1,449,603	1,685,401
Income tax expenses	4	(194,042)	(186,152)
Profit for the year	5	1,255,561	1,499,249
Attributable to			
– Equity holders of the Company		1,027,940	1,377,660
– Minority interests		227,621	121,589
		1,255,561	1,499,249
Dividends	6	529,805	495,067
Earnings per share	7		
– Basic		HK$1.07	HK$1.45
– Diluted		HK$1.06	HK$1.42

CONSOLIDATED BALANCE SHEET

AS AT 31 DECEMBER 2005

	Notes	2005 *HK$'000*	2004 *HK$'000* (As restated)
Non-Current Assets			
Investment properties		51,830	45,672
Property, plant and equipment		2,404,338	1,892,434
Prepaid lease payments – non-current portion		225,238	185,782
Toll road operating right		1,776,798	1,784,651
Other intangible assets		95,077	39,206
Goodwill		397,987	346,204
Negative goodwill		–	(2,203)
Interests in jointly controlled entities		2,390,508	2,139,789
Interests in associates		3,868,057	4,367,157
Available-for-sale investments		321,054	–
Investments in other projects		–	51,032
Investments in securities		–	245,512
Loans receivables – non-current portion		4,277	2,748
Deposits paid on acquisition of property, plant and equipment		26,326	25,821
Deposit paid on acquisition of a subsidiary		68,269	–
Derivative financial instruments		6,421	–
Deferred tax assets		25,876	33,232
		11,662,056	11,157,037
Current Assets			
Inventories		1,215,725	877,785
Trade and other receivables	8	1,539,861	1,487,294
Prepaid lease payments – current portion		8,129	2,162
Loan receivables – current portion		62,757	–
Investments held-for-trading		1,070,042	–
Investments in securities		–	1,084,036
Placement of deposits with financial institutions		–	188,962
Pledged bank deposits		28,000	43,121
Bank balances and cash		6,040,400	5,766,464
		9,964,914	9,449,824
Assets classified as held for sale		345,185	–
		10,310,099	9,449,824
Current Liabilities			
Trade and other payables	9	1,297,662	1,226,846
Taxation payable		65,236	96,816
Short-term bank and other borrowings		1,320,175	1,240,645
		2,683,073	2,564,307
Net Current Assets		7,627,026	6,885,517
Total Assets Less Current Liabilities		19,289,082	18,042,554
Capital and Reserves			
Share capital		96,753	95,864
Reserves		16,279,139	15,518,997
Equity attributable to equity holders of the Company		16,375,892	15,614,861
Minority interests		1,832,137	1,476,366
Total Equity		18,208,029	17,091,227
Non-Current Liabilities			
Long-term bank and other borrowings		973,574	859,390
Deferred tax liabilities		107,479	91,937
		1,081,053	951,327
		19,289,082	18,042,554

Notes:-

(1) STATUTORY FINANCIAL STATEMENTS

The financial information in this results announcement does not constitute the Group's statutory financial statements for the year ended 31 December 2005 but is derived from those financial statements.

(2) BASIS OF PREPARATION

The consolidated financial statements have been prepared on the historical cost basis except for certain properties and financial instruments, which are measured at revalued amounts or fair values, as explained in the accounting policies set out below.

The Group has adopted all new Hong Kong Financial Reporting Standards and Hong Kong Accounting Standards and Interpretations (collectively referred to as "new HKFRSs") issued by the Hong Kong Institute of Certified Public Accountants ("HKICPA") which are effective for accounting periods commencing on or after 1 January 2005 pertinent to its operations. The accounting policies adopted are consistent with those followed in the preparation of the Group's annual financial statements for the year ended 31 December 2004 except for those changes in relation to the adoption of the new HKFRSs. In addition, the financial statements include applicable disclosures required by the Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited (the "Listing Rules") and by the Companies Ordinance.

The adoption of the new HKFRSs has also resulted in changes to the Group's accounting policies and has an effect on how the results for the current or prior years are prepared and presented. Additional information is set out in note (11).

(3) SEGMENT INFORMATION BY BUSINESS

For the year ended 31 December 2005

	Infrastructure facilities *HK$'000*	Medicine *HK$'000*	Consumer products *HK$'000*	Information technology *HK$'000*	Consolidated *HK$'000*
TURNOVER					
External sales	181,578	3,567,264	2,276,443	–	6,025,285
Segment results	146,673	336,477	551,149	109,578	1,143,877
Net unallocated corporate income					156,826
Finance costs					(82,024)
Share of results of jointly controlled entities	26,669	48,677	(104,648)	32,141	2,839
Share of results of associates	–	26,632	162,386	(86,486)	102,532
Net gain on disposal of interests in subsidiaries, associates and jointly controlled entities					180,661
Impairment losses recognised in respect of goodwill relating to subsidiaries and interests in an associate and jointly controlled entities					(26,185)
Impairment loss on assets classified as held for sale					(31,247)
Discount on acquisition of additional interests in subsidiaries					2,324
Profit before taxation					1,449,603
Income tax expenses					(194,042)
Profit for the year					1,255,561

For the year ended 31 December 2004 (As restated)

	Infrastructure facilities *HK$'000*	Medicine *HK$'000*	Consumer products *HK$'000*	Information technology *HK$'000*	Consolidated *HK$'000*
TURNOVER					
External sales	189,208	1,283,622	1,956,109	–	3,428,939
Segment results	145,880	251,186	504,737	66,497	968,300
Net unallocated corporate expenses					(67,830)
Finance costs					(19,317)
Share of results of jointly controlled entities	1,419	9,733	60,895	4,154	76,201
Share of results of associates	783	9,347	170,019	73,983	254,132
Net gain on disposal of interests in subsidiaries, associates and jointly controlled entities					698,523
Allowance for amount due from a jointly controlled entity					(33,376)
Impairment losses recognised in respect of goodwill relating to subsidiaries and interests in an associate and jointly controlled entities					(191,232)
Profit before taxation					1,685,401
Income tax expenses					(186,152)
Profit for the year					1,499,249

(4) INCOME TAX EXPENSES

	2005 *HK$'000*	2004 *HK$'000* (As restated)
Current tax		
– Hong Kong	75,952	66,633
– Other regions in the PRC	111,313	66,437
	187,265	133,070
(Over)underprovision in prior years		
– Hong Kong	(15,759)	30,704
– Other regions in the PRC	–	2,342
	(15,759)	33,046
Deferred tax	22,536	20,036
	194,042	186,152

Hong Kong Profits Tax is calculated at 17.5% (2004: 17.5%) of the estimated assessable profit for the year.

Pursuant to the relevant laws and regulations in the PRC, the Group's PRC subsidiaries are entitled to certain exemption and reliefs from PRC income tax for a number of years. Certain PRC subsidiaries are also entitled to reduced tax rates because they are classified as "high technology entities" under relevant rules. The current year's PRC income tax charges are arrived at after taking into account these various tax incentives, ranging from 7.5% to 33%.

(5) PROFIT FOR THE YEAR

	2005 *HK$'000*	2004 *HK$'000* (As restated)
Profit for the year has been arrived at after charging (crediting):		
Amortisation of goodwill (included in administrative expenses)	–	15,462
Amortisation of toll road operating right (included in cost of sales)	41,950	41,626
Amortisation of other intangible assets (included in administrative expenses)	6,978	–
Depreciation and amortisation of property, plant and equipment	211,538	119,843
Release of prepaid lease payments to income statement	5,500	2,196
Impairment loss on bad and doubtful debts/allowance on doubtful debts and bad debts written off	24,424	19,135
Impairment loss recognised on available-for-sale investments (included in other expenses)	9,648	–
Impairment loss recognised in respect of investments in securities (included in other expenses)	–	35,855
Research and development costs	64,711	15,468
Share of PRC income tax of jointly controlled entities (included in share of results of jointly controlled entities)	7,968	15,230
Share of PRC income tax of associates (included in share of results of associates)	45,949	30,597

(6) DIVIDENDS

	2005 *HK$'000*	2004 *HK$'000*
Interim dividend of HK20 cents (2004: HK20 cents) per share	193,458	191,602
2004 final dividend of HK35 cents (2003: HK32 cents) per share	336,347	303,465
	529,805	495,067

A final dividend of HK22 cents (2004: HK35 cents) per share has been proposed by the Board of Directors and is subject to approval by the shareholders in annual general meeting. The final dividend proposed after the balance sheet date has not been recognised as liability on balance sheet date.

(7) EARNINGS PER SHARE

The calculation of the basic and diluted earnings per share attributable to the ordinary equity holders of the parent is based on the following data:

	2005 *HK$'000*	2004 *HK$'000* (As restated)
Earnings:		
Profits for the purposes of basic earnings per share (profit for the year attributable to equity holders of the parent)	1,027,940	1,377,660
Effect of dilutive potential ordinary shares		
– adjustments to the share of results of a jointly controlled entity and an associate based on potential dilution of its earnings per share	(2,240)	(15,986)
Earnings for the purposes of diluted earnings per share	1,025,700	1,361,674

	2005	2004
Number of shares:		
Weighted average number of ordinary shares for the purposes of basic earnings per share	963,971,274	952,088,546
Effect of dilutive potential ordinary shares – share options	2,925,399	6,159,364
Weighted average number of ordinary shares for the purposes of diluted earnings per share	966,896,673	958,247,910

(8) TRADE AND OTHER RECEIVABLES

	2005 *HK$'000*	2004 *HK$'000*
Trade receivables		
Within one year	914,024	675,219
Over one year	29,123	19,450
	943,147	694,669
Other receivables	596,714	792,625
	1,539,861	1,487,294

(9) TRADE AND OTHER PAYABLES

	2005 *HK$'000*	2004 *HK$'000*
Trade payables		
Within one year	554,178	494,704
Over one year	24,297	11,207
	578,475	505,911
Other payables	719,187	720,935
	1,297,662	1,226,846

(10) TRANSFER TO AND FROM RESERVES

During the year, the Group's subsidiaries, jointly controlled entities and associates in the PRC appropriated, net of minority interests' share, approximately HK$68,826,000 (2004: HK$68,018,000) out of profit for the period to the PRC statutory reserves. Also, approximately HK$800,000 (2004: HK$736,000) was transferred out of the PRC statutory reserves to the accumulated profits on disposal of interests in jointly controlled entities.

(11) CHANGES IN ACCOUNTING POLICIES

(A) Details on Changes in Accounting Policies

The adoption of the new HKFRSs has also resulted in changes to the Group's accounting policies in the following areas that have an effect on how the results for the current or prior years are prepared and presented:

HKFRS 2 "Share-based Payment"

HKFRS 2 required an expense to be recognised where the Group buys goods or obtains services in exchange for shares or rights over shares ("equity-settled transactions"). Prior to the application of HKFRS 2, the Group and the jointly controlled entity did not recognise the financial effect of these share options until they were exercised. The Group has applied HKFRS 2 to share options granted on or after 1 January 2005 and applied retrospectively to share options that were granted after 7 November 2002 and which were not yet vested on 1 January 2005.

HKFRS 3 "Business Combination"

HKFRS 3 is effective for business combinations for which the agreement date is on or after 1 January 2005. The Group adopted HKFRS 3 "Business Combination" with effect from 1 January 2005. Goodwill previously recognised in reserves of HK$889.6 million has been transferred to the Group's accumulated profits on 1 January 2005. With respect to goodwill previously capitalised on the balance sheet, the Group has discontinued amortising such goodwill from 1 January 2005 onwards and goodwill will be tested for impairment at least annually or in the financial year in which the acquisition takes place. As a result of this change in accounting policy, no amortisation of goodwill has been charged in the current year. Comparative figures for 2004 are not required to be restated.

Excess of the Group's interest in the net fair value of acquiree's identifiable assets, liabilities and contingent liabilities over cost, previously known as "negative goodwill". In accordance with HKFRS 3, negative goodwill is recognised immediately in profit or loss in the year in which the acquisition takes place. In accordance with the relevant transitional provisions in HKFRS 3, the Group derecognised all negative goodwill on 1 January 2005 (of which negative goodwill of HK$52.1 million was previously recorded in reserves and of HK$2.2 million was previously presented as a deduction from assets), with a corresponding increase to accumulated profits as at 1 January 2005.

HKAS 17 "Leases"

In previous years, owner-occupied leasehold land and buildings were included in property, plant and equipment and is stated at cost or valuation less depreciation and amortisation at the balance sheet date and any accumulated impairment losses. In the current year, the Group has applied HKAS 17 "Leases". Under HKAS 17, the land and buildings elements of a lease of land and buildings are considered separately for the purposes of lease classification, unless the lease payments cannot be allocated reliably between the land and buildings elements, in which case, the entire lease is generally treated as a finance lease. To the extent that the allocation of the lease payments between the land and buildings elements can be made reliably, the leasehold interests in land are reclassified to lease premium for land under operating leases, which are carried at cost and amortised over the lease term on a straight-line basis. Where the allocation between the land and buildings elements cannot be made reliably, the leasehold interests in land continue to be accounted for as property, plant and equipment.

HKAS 21 "The Effects of Changes in Foreign Exchange Rates"

In the current year, the Group has also applied HKAS 21 "The Effects of Changes in Foreign Exchange Rates" which requires goodwill to be treated as assets and liabilities of the foreign operations and translated at closing rate at each balance sheet date. Previously, goodwill arising on acquisitions of foreign operations was reported at historical rate at each balance sheet date. In accordance with the relevant transitional provisions in HKAS 21, goodwill arising on acquisitions prior to 1 January 2005 is treated as a non-monetary foreign currency item of the Group. Therefore, no prior period adjustment has been made. In the current year, the Group acquired foreign operations, and goodwill arose on the acquisition of those foreign operations have been translated at the closing rate at 31 December 2005. As there was no significant difference between the exchange rates at the acquisition dates and the closing rate at 31 December 2005, such transaction has had no material effect on the balance of the translation reserve at 31 December 2005.

HKAS 32 "Financial Instruments: Disclosure and Presentation" and HKAS 39 "Financial Instruments: Recognition and Measurement"

HKAS 32 "Financial Instruments: Disclosure and Presentation" requires retrospective application whereas HKAS 39 "Financial Instruments: Recognition and Measurement" which is effective for annual periods beginning on or after 1 January 2005, generally does not permit the recognition, derecognition or measurement of financial assets and liabilities on a retrospective basis.

On 1 January 2005, the Group classified and measured its debt and equity securities in accordance with the requirements of HKAS 39. Investments in other projects (equity investments) and investments in securities classified under non-current assets with carrying amounts of approximately HK$51.0 million and HK$245.5 million were reclassified to available-for-sale investments. Included in the HK$296.5 million available-for-sale investments was approximately HK$275.3 million unlisted equity investments of which fair value cannot be measured reliably and was therefore stated at cost less impairment loss at subsequent balance sheet dates. The remaining HK$21.2 million available-for-sale investments represented listed equity securities and was stated at fair value. Investments in securities classified under current assets with carrying amount of approximately HK$1,084.0 million was reclassified to investments held-for-trading on 1 January 2005.

From 1 January 2005 onwards, all derivatives that are within the scope of HKAS 39 are required to be carried at fair value at each balance sheet date regardless of whether they are deemed as held for trading or designated as effective hedging instruments. Under HKAS 39, derivatives (including embedded derivatives separately accounted for from the non-derivative host contracts) are deemed as held-for-trading financial assets or financial liabilities, unless they qualify and are designated as effective hedging instruments. The corresponding adjustments on changes in fair values would depend on whether the derivatives are designated as effective hedging instruments, and if so, the nature of the item being hedged. For derivatives that are deemed as held for trading, changes in fair value of such derivatives are recognised in profit or loss for the period in which they arise. In prior period, the Group entered into a structured interest rate hedging agreement with a financial institution. The Group designated the interest rate hedging agreement as a hedging instrument to hedge against the exposure as to changes in cash flow of interest payments of the Group's HK$800 million long-term portion syndication loan, which bear interest at floating rates.

HKAS 40 "Investment Properties"

In previous years, the Group's investment properties were measured at open market values, with revaluation surplus or deficits credited or charged to investment property revaluation reserve unless the balance on this reserve was insufficient to cover a revaluation decrease, in which case the excess of the revaluation decrease over the balance on the investment property revaluation reserve was charged to the income statement. Where a decrease had previously been charged to the income statement and revaluation subsequently arose, that increase was credited to the income statement to the extent of the decrease previously charged.

In the current year, the Group has, for the first time, applied HKAS 40 "Investment Property". The Group has elected to use the fair value model to account for its investment properties which requires gains or losses arising from changes in the fair value of investment properties to be recognised directly in the profit or loss for the year in which they arise.

(B) Summary of the Effects of the Changes in Accounting Policies

The effects of the changes in the accounting policies described above on current and prior years are as follows:

(i) On results

	2005 *HK$'000*	2004 *HK$'000*
Goodwill arising on acquisition of subsidiaries no longer amortised	22,149	–
Goodwill arising on acquisition of interest in jointly controlled entities no longer amortised	1,959	–
Goodwill arising on acquisition of interest in associates no longer amortised	5,407	–
Recognition of share options granted to directors and employees of the Group as expenses	(6,138)	(2,800)
Recognition of share options granted by a jointly controlled entity to its directors and employees as expenses	(667)	(3,020)
Recognition of discount on acquisition as income at the time the acquisition took place	2,324	–
Gains arising from changes in fair value of investment properties	7,133	–
Increase in deferred taxes relating to investment properties	(2,126)	–
Increase (decrease) in profit for the year	30,041	(5,820)

(ii) On income statement line items

	2005 *HK$'000*	2004 *HK$'000*
Increase in other income	7,133	–
Decrease (increase) in administrative expenses	16,011	(2,800)
Decrease in share of results of jointly controlled entities	(6,676)	(18,250)
Decrease in share of results of associates	(40,542)	(30,597)
Decrease in income tax expenses	51,791	45,827
Increase in discount on acquisition of additional interests in subsidiaries	2,324	–
Increase (decrease) in profit for the year	30,041	(5,820)

4 **Turnover and segment information**

The Group is principally engaged in the provision of air and sea freight forwarding services, exhibition forwarding and household removal services and third party logistics (representing trucking and warehousing services).

(a) **Primary reporting format – geographical segments**

Six months ended 31st January 2006	Greater China HK$'000	North America HK$'000	Southeast Asia HK$'000	EMEA HK$'000	Elimination HK$'000	Group HK$'000
Turnover						
External	1,377,624	329,515	161,303	179,609	-	2,048,051
Inter-segment	224,298	47,680	20,451	25,981	(323,410)	-
Total	1,601,922	377,195	181,754	205,590	(323,410)	2,048,051
Segment results	56,111	23,349	7,853	(587)	-	86,013
Finance costs	(1,318)	(329)	(40)	(66)	-	(1,755)
Share of profits less losses of						
Jointly controlled entities	169	-	-	-	-	169
Associates	594	88	362	1,057	-	2,101
Profit before income tax						84,528
Income tax expenses						(10,006)
Profit for the period						74,522
Capital expenditure for property, plant and equipment	5,844	330	1,837	2,166	-	9,297
Depreciation charge	8,072	390	1,452	811	-	10,725
Amortisation charge	878	-	-	-	-	878
Provision for impairment of trade receivables	1,079	211	221	470	-	1,981
At 31st January 2006						
Segment assets	854,947	158,172	93,881	97,958	-	1,204,118
Jointly controlled entities	5,510	-	-	-	-	5,510
Associates	4,140	436	3,684	(1,191)	-	7,069
Unallocated assets						9,204
Total assets						1,225,901
Segment liabilities	419,334	41,803	34,884	73,814	-	569,581
Unallocated liabilities						22,371
Total liabilities						591,952

Six months ended 31st January 2005 (Restated)	Greater China HK$'000	North America HK$'000	Southeast Asia HK$'000	EMEA HK$'000	Elimination HK$'000	Group HK$'000
Turnover						
External	1,164,242	377,755	154,460	145,502	-	1,841,959
Inter-segment	220,157	51,027	11,625	28,881	(311,690)	-
Total	1,384,399	428,782	166,085	174,383	(311,690)	1,841,959
Segment results	46,656	11,728	3,518	929	-	62,831
Finance costs	(958)	(170)	(68)	(67)	-	(1,263)
Share of profits less losses of						
Jointly controlled entities	(2,942)	-	-	-	-	(2,942)
Associates	3,600	(1)	792	(160)	-	4,231
Profit before income tax						62,857
Income tax expenses						(10,082)
Profit for the period						52,775
Capital expenditure for property, plant and equipment	13,983	1,080	586	220	-	15,869
Depreciation charge	6,413	497	1,448	692	-	9,050
Amortisation charge	664	-	-	-	-	664
Provision for impairment of trade receivables	7,644	1,390	280	435	-	9,749
At 31st July 2005 (Restated)						
Segment assets	860,648	165,580	89,256	85,983	-	1,201,467
Jointly controlled entities	3,461	-	-	-	-	3,461
Associates	29,516	791	3,360	(2,531)	-	31,143
Unallocated assets						9,997
Total assets						1,246,068
Segment liabilities	482,714	33,788	35,150	80,887	-	632,539
Unallocated liabilities						18,310
Total liabilities						650,849

(b) **Secondary reporting format – business segments**

	Six months ended 31st January 2006 Turnover HK$'000	Segment results HK$'000	Capital expenditure HK$'000	At 31st January 2006 Total assets HK$'000
Air freight	1,221,879	55,696	4,585	494,534
Sea freight	676,317	25,062	2,431	327,788
Exhibition forwarding and household removal services	58,875	1,578	932	52,482
Third party logistics	90,980	3,677	1,349	98,142
	2,048,051	86,013	9,297	972,946
Jointly controlled entities	-	-	-	5,510
Associates	-	-	-	7,069
Unallocated[#]	-	-	-	240,376
Total	2,048,051	86,013	9,297	1,225,901

	Six months ended 31st January 2005 Turnover HK$'000	Segment results HK$'000 (Restated)	Capital expenditure HK$'000	At 31st July 2005 Total assets HK$'000 (Restated)
Air freight	1,100,983	39,644	9,442	466,480
Sea freight	629,277	15,747	4,592	344,340
Exhibition forwarding and household removal services	63,815	7,565	287	71,429
Third party logistics	47,884	(125)	1,548	82,071
	1,841,959	62,831	15,869	964,320
Jointly controlled entities	-	-	-	3,461
Associates	-	-	-	31,143
Unallocated[#]	-	-	-	247,144
Total	1,841,959	62,831	15,869	1,246,068

[#] Total unallocated assets comprise intangible assets, buildings, leasehold land and land use rights, income tax recoverable and deferred income tax assets.

5 **Other operating income**

	Six months ended 31st January 2006 HK$'000	2005 HK$'000
Compensation on claims *(note a)*	10,443	-
Net exchange gain	1,601	-
Gain on disposal of non-current assets held for sale *(note b)*	11,409	-
Gain on partial disposal of an associate	122	-
Gain on dissolution of subsidiaries	30	-
Gain on disposal of property, plant and equipment	105	665
Interest income	2,052	504
Others	844	812
	26,606	1,981

Notes:

(a) In January 2003, the Group acquired 100% of the issued share capital of Jardine Logistics Holdings Limited and its subsidiaries which are engaged in freight forwarding businesses worldwide. Subsequent to the completion of the acquisition, certain issues were raised and claims had been filed against the vendor.

On 10th January 2006, the Group entered into a settlement deed with the vendor for HK$26,500,000. The compensation was fully settled in cash on 10th January 2006 and credited in part to the income statement except for the portion relating to the compensation for certain specific future expenses which has been deferred and will be applied to offset those expenses as they are incurred.

(b) On 10th August 2005, the Group disposed of its 50% interest in Korchina Logistics Holdings Limited and 35% interest in Korchina Freight Taiwan Limited to Korchina Holdings Limited. The aggregate consideration of US$4,800,000 (approximately HK$37,440,000) was settled in cash on 25th August 2005.

6 **Operating profit**

Operating profit is stated after crediting and charging the following:

	Six months ended 31st January 2006 HK$'000	2005 HK$'000 (Restated)
Crediting		
Write-back of provision for impairment of trade receivables	3,096	1,277
Charging		
Amortisation charge		
Leasehold land and land use rights	664	664
Intangible assets	214	-
Depreciation charge		
Owned property, plant and equipment	10,639	8,704
Leased property, plant and equipment	86	346
Net exchange loss	-	690
Operating lease rental in respect of land and buildings	22,072	23,125
Provision for impairment of trade receivables	1,981	9,749

7 **Finance costs**

	Six months ended 31st January 2006 HK$'000	2005 HK$'000
Interest on bank borrowings and overdrafts	1,746	1,216
Interest element of finance leases	9	47
	1,755	1,263

8 **Income tax expenses**

	Six months ended 31st January 2006 HK$'000	2005 HK$'000
Current income tax		
Hong Kong profits tax	2,553	2,577
Overseas taxation	7,218	6,306
Under-provision in prior years	238	770
Deferred income tax	(3)	429
	10,006	10,082

Hong Kong profits tax has been provided at the rate of 17.5% (2005: 17.5%) on the estimated assessable profit for the period. Taxation on overseas profits has been calculated on the estimated assessable profit for the period at the rates of taxation prevailing in the countries in which the Group operates.

The Group's share of income tax expenses of jointly controlled entities and associates of HK$36,000 (2005: HK$365,000) and HK$188,000 (2005: HK$608,000) are included in the income statement as share of profits less losses of jointly controlled entities and associates respectively.

9 **Dividend**

	Six months ended 31st January 2006 HK$'000	2005 HK$'000
Interim, proposed, of HK3.7 cents (2005: HK3.3 cents) per share	11,241	9,950

Notes:

(a) A final dividend and a special dividend of HK11.0 cents and HK2.0 cents per share respectively for the year ended 31st July 2005 were approved in the Annual General Meeting held on 21st December 2005.

(b) At a meeting held on 21st April 2006, the directors declared an interim dividend of HK3.7 cents per share for the six months ended 31st January 2006. This proposed dividend is not reflected as a dividend payable in this Condensed Consolidated Financial Statements, but will be reflected as an appropriation of retained profits for the year ending 31st July 2006.

10 **Earnings per share**

The calculation of the basic and diluted earnings per share is based on the following:

	Six months ended 31st January 2006 HK$'000	2005 HK$'000 (Restated)
Profit attributable to equity holders of the Company for the purposes of basic and diluted earnings per share	71,032	47,236
Weighted average number of shares for the purpose of basic earnings per share (thousands)	303,396	301,501
Effect of dilutive potential shares in respect of share options deemed to be issued at no consideration (thousands)	4,829	1,354
Weighted average number of shares for the purpose of diluted earnings per share (thousands)	308,225	302,855

11 **Trade receivables**

The credit terms given to trade customers are determined on an individual basis with the credit period ranging from one month to three months.

The ageing analysis of trade receivables (net of provision) was as follows:

	At 31st January 2006 HK$'000	At 31st July 2005 HK$'000
30 days or below	281,983	298,471
31-60 days	155,044	149,898
61-90 days	64,248	58,269
Over 90 days	49,449	56,420
	550,724	563,058

12 **Trade payables**

The ageing analysis of trade payables was as follows:

	At 31st January 2006 HK$'000	At 31st July 2005 HK$'000
30 days or below	89,161	172,140
31-60 days	24,426	43,329
61-90 days	28,049	8,623
Over 90 days	39,719	28,666
	181,355	252,758

13 **Contingent liabilities**

(a) In November 2001, the Group acquired 70% equity interest in BALtrans Logistics (Canada) Limited ("BALtrans Canada") at a consideration of C$6,440,000, with further contingent consideration payable in 2007 and 2008 amounting to 50% of the net profit of BALtrans Canada exceeding C$1,840,000 for each of the financial years ending 31st October 2006 and 31st October 2007.

Subsequent to 31st January 2006, the Group has agreed with the vendors to cancel the aforesaid contingent consideration payable in 2007 and 2008 in exchange for a new management commission entitling the vendors to a certain share in the net profit of BALtrans Canada, which will be paid out by BALtrans Canada. Hence, there will be no further contingent consideration outstanding for BALtrans Canada going forward.

(b) In May 2004, the Group acquired 60% equity interest in Exhibitstrans Logistics Limited ("Exhibitstrans") at an initial consideration of HK$4,010,000 with further contingent consideration payable in 2005, 2006 and 2007. The contingent consideration will be arrived at by multiplying an applicable percentage to each tier of gross profit achieved within those financial years, as summarised in the following table:

Tiers of annual gross profit achieved during each financial year		Applicable percentage
1.	The first US$200,000 gross profit achieved	0%
2.	Gross profit between US$200,001 and US$600,000	45.8%
3.	Gross profit in excess of US$600,000	15%

The contingent consideration has been forecast to be HK$6,839,000 (31st July 2005: HK$6,839,000) based on the three year business plan provided by the vendors. This amount has been accrued and included as deferred consideration payable as at 31st January 2006.

The final contingent consideration will be calculated based on the agreed formula after the gross profit achieved for those financial years have been determined and any excess or shortfall to the accrued amount above will be adjusted accordingly.

(c) Pending lawsuits

(i) During the year ended 31st July 2005, certain subsidiaries of the Company received a complaint filed with the United States Bankruptcy Court, alleging that those subsidiaries had collected antecedent debts ("Transfers") of approximately US$1,400,000 from certain US customers within 90 days preceding 21st March 2003 (the date such US customers filed for voluntary petitions for reorganisation relief under Chapter 11 of the Bankruptcy Code in the US), and that these Transfers have enabled these subsidiaries to receive more than they would have received if such Transfers had not been made and these subsidiaries received payment on the antecedent debts to the extent provided by the Bankruptcy Code. The complaint seeks to void and recover such Transfers. The Company has sought legal advice on this issue. Based on the advice from the US counsel, the exposure is likely to be significantly less than the full amount of the alleged Transfers and the provision made in prior year is adequate due to the availability of a wide range of valid defences under the statute of limitations and on the merits recognised under several sections of the Bankruptcy Code as well as additional common law defences.

(ii) As at 31st January 2006, the Group was subject to claims arising in the normal course of business. The directors are of the opinion that any final claims which may be required to be settled will be insignificant. Accordingly no provision has been made for these claims in the Condensed Consolidated Financial Statements.

INTERIM DIVIDEND

The directors have resolved to declare an interim dividend of HK3.7 cents per share (2005 interim dividend: HK3.3 cents per share). The interim dividend will be payable on or before Tuesday, 30th May 2006 to shareholders whose names appear on the Register of Members of the Company at the close of business on Wednesday, 17th May 2006.

CLOSURE OF REGISTER OF MEMBERS

The Register of Members of the Company will be closed from Monday, 15th May 2006 to Wednesday, 17th May 2006 both days inclusive, during which period, no transfer of shares will be effected. In order to qualify for the above interim dividend, all transfer documents accompanying the relevant share certificates must be lodged with the Company's registrar in Hong Kong: Abacus Share Registrars Limited, 26th Floor, Tesbury Centre, 28 Queen's Road East, Hong Kong, no later than 4:00 pm on Friday, 12th May 2006. Dividend warrants will be dispatched to the shareholders on or before Tuesday, 30th May 2006.

PURCHASE, SALE OR REDEMPTION OF SHARES

The Company has not redeemed any of its shares during the period. Neither the Company nor any of its subsidiaries has purchased or sold any of the Company's shares during the period.

COMPLIANCE WITH THE CODE ON CORPORATE GOVERNANCE PRACTICES OF THE LISTING RULES

Throughout the period, the Company was in compliance with the Code on Corporate Governance Practices set out in Appendix 14 to the Listing Rules, except for the following deviations:

Code provision A2.1

The above provision requires the roles of chairman and chief executive officer to be separate and should not be performed by the same individual. The division of responsibility between the chairman and chief executive officer should also be clearly established in writing. Currently the Chairman of the Company assumes the role of the chief executive officer which constitutes a deviation from the Code.

However, the roles will be separate when the new chief executive officer is on board, and the written division of responsibility between the chairman and the chief executive officer will then be defined.

Code provision A4.1

The above provision states that non-executive directors should be appointed for a specific term, subject to re-election. Although non-executive directors are not appointed to a term specified by the Company, the Company's Bye-laws requires that every director is subject to re-election at the general meetings once every three years.

However, the Company will make such appropriate arrangement in order to have all non-executive directors appointed for a specific term.

COMPLIANCE WITH THE MODEL CODE FOR SECURITIES TRANSACTIONS BY DIRECTORS

The Company has adopted the model code set out in Appendix 10 to the Listing Rules as its own code of conduct regarding securities transactions by the directors (the "Code"). Having made specific enquiry of all directors, the Company confirmed that all directors have complied with the required standard set out in the Code for the period under review.

REVIEW OF INTERIM RESULTS

The Audit Committee has reviewed with management the accounting principles and practices adopted by the Group and discussed internal controls and financial reporting matters including a review of the unaudited interim financial statements for the six months ended at 31st January 2006 with the directors.

SUFFICIENCY OF PUBLIC FLOAT

Based on the information that is publicly available to the Company and within the knowledge of its directors, the directors confirm that the Company has maintained during the financial period, the amount of public float as required under the Listing Rules.

PUBLICATION OF INTERIM RESULTS ON THE WEBSITE OF THE STOCK EXCHANGE OF HONG KONG LIMITED

The 2006 Interim Report will be despatched to shareholders as well as made available on The Stock Exchange of Hong Kong Limited's website.

On behalf of the Board
Anthony Siu Wing LAU
Chairman and Chief Executive

Hong Kong, 21st April 2006

As at the date of this announcement, the Board of the Company comprises executive directors: Mr. Lau Siu Wing Anthony and Mr. Ng Hooi Chong; non-executive directors: Mr. Wei Chung Hung David, Mr. William Hugh Purton Bird, Mr. Christopher John David Clarke and Mr. Naruyuki Sado; and independent non-executive directors: Mr. Yu Hon To David, Ms. Lau Kin Yee Miriam and Mr. Ng Cheung Shing.

Classified Notices

South China Morning Post — HONG KONG 南華分類報

WWW.CLASSIFIEDPOST.COM — MONDAY, APRIL 24, 2006

DIVIDENDS DECLARED

Share dividend	Profit/Loss	Books closed	Payable date
Addchance (F) 4.7¢ (nil)	$75.4m +77%	25/5	12/6
AP China (F) 2.383fen (nil)	Rmb2.4b +0.9%	13/5	30/6
BALtrans Hold (I) 3.7¢ (3.5¢)	$71m +60%	15/5	30/5
Bairen Printing (F) 13.6fen (24fen)	Rmb57.8m -43%	29/5	18/6
Bangor Hold (F) N/A (9.4¢)	-$43.9m (+$85m)	—	—
Bright Int'l (F) 4¢ (2¢)	$48m +4.2%	22/5	13/6
BrilliancechChina (F) nil (0.5¢)	-Rmb449m (+48m)	—	—
Burwill Hold (F) 3¢ (1.8¢)	$72.7m +108%	26/5	18/7
Calic Shenzhen (F) 0.6fen (1.3fen)	Rmb16.9m (-20m)	—	—
CCT Tech (F) nil (nil)	$113m -8.1%	—	—
CCT Telecom (F) 2¢ (2¢)	$225m +110%	19/5	13/6
Century C Int'l (F) 0.054 (nil)	$270.9m +35.4%	13/6	30/6
China Chengtong (F) nil (nil)	-$45.9m (+$99m)	—	—
China Inv Fund (F) nil (nil)	-$17.8m (-$2.1m)	—	—
China Life (F) 5fen (nil)	Rmb7.3b +29.7%	17/5	25/7
China Merchants (F) nil (US0.7¢)	US$7.8m +610%	—	—
China Paradise (F) 2.4¢; (SD) 1¢	Rmb289.4m +85.9%	24/5	12/6
China Rare Earth (F) 4¢ (2¢)	$130.2m +9%	12/6	23/6
China Ship Dev (F) 30fen (16fen)	Rmb2.49b +44%	27/4	p.a.
CHSBH (F) 3.88fen	Rmb251.1m +81%	20/5	p.a.
CNT Group (F) nil (nil)	-$7.8m (-$196m)	—	—
Computer & Tech (F) 14; (SD) 7¢	$8m (-$13m)	22/5	28/6
CSCL (F) 12fen (20fen)	Rmb3.58b -10.7%	21/5	30/6
Dalde Group (F) nil (nil)	-$73.6m (+$86m)	—	—
Dan Form (F) nil (nil)	$177.8m (-$174m)	—	—
Denway Mot (F) 4¢ (4¢); (SD) 6¢	$1.9b -7.4%	1/6	12/6
Dongfang Elec (F) 80fen (12fen)	Rmb634.4m +117%	16/5	p.a.
Dongfang Group (F) nil (nil)	Rmb1.6b -38%	—	—
Dynamic Global (F) nil (nil)	-$97m (-$72m)	—	—

[illegible]

SUBSTANTIAL SHAREHOLDER NOTIFICATIONS REPORT

[illegible]

HIGH COURT WRITS

No	Plaintiffs	Defendants	Particular	Claim
00864	China Regent Investment Ltd	Honesty Enterprise Ltd	L & T	$108,327.07
00865	Eastplus Trading Ltd	Cheung Yin Ping	Damages	$2,198,173.50
00866	Wong Siu King	Pearl Hill Industrial Ltd	MD	$8,390,005
00867	Kwok Shuk Yi	Choi Chiu Fai Stanley; Chan Kwong Yin William; Hong Kong Finance Co Ltd	INJ	NS
00868	Graham Joseph & Reitan Salas Inc TA Alliance Sales & Marketing	Loyal Pacific Ceramic Ltd	MD	US$240,609.22
00869	United Commercial Bank	San Sky Industrial Ltd; Wang Teng Yi; Wang Mia Hyon Chong; Styling Plastic Industry (Shenzhen) Co Ltd; Shen Tai Industry Co Ltd	MD	US$1,635,498.24
00870	Tam Yat Kwan	Yue Mang Sim Windy	Order	NS
00871	Mohammed Rafiq; Famida Bano	Nizamudeen Mansoori; Abdul Rauf Khan	SP	NS
00872	Wealth King Ltd	Excel Talent Enterprise Ltd	L & T ARR	$428,028.98
00873	Li Tin Sang Adam	Lam Yu Kay	MD	NS
00874	Provident Commercial Investments Ltd	Ford Royal Ltd; Che Fai Ming	MD	$3,175,106.90
00875	Tse Sui Luen Jewellery Co Ltd	Upplan Holdings Ltd	MD	$6,483,486
00876	China Merchants Bank	Lau Hei Wing; Hao Hsin Trading & Investment Co Ltd	MD	US$40,426,586.42
00877	Lung Ho Fan (personal representative of late madam Cheung Mui Fong deceased)	Chan Wai Hung TA Action Stationery Co	L & T	NS
00878	Daily Charm Industrial Ltd	Pacific Smart Consumer Products (HK) Ltd	MD	$5,830,759.96

Key:
L&T ....landlords and tenants (Poss) — NS ....not stated
ARR ....arrears of rent rates etc — TA ....trading as
DEC ....declaration — MD ....money due/owing
BA ....breach of agreement — BC ....breach of contract
INJ ....injunction — SP ....specific performance

OFFICIAL LIST

New listing

BP-MTRC @EC0612 (3728), JP-CITIC@EC0611 (3731), JP-Dat P@EC0611 (3733), JP-Denwy@EC0611 (3732), JP-HK&C0@EC0611 (3734), JP-HKEx @EC0611 (3735), JP-MTRC @EC0611 (3736), KC-Bocom@EP0612 (3737), KC-BOCHK@EP0610 (3738), KC-CCB @EP0610 (3739), KC-CCB @EC0610C (3740), KC-CLife@EP0611 (3741), KC-C-Mob@EP0611 (3742), KC-HSI @EP0610D (3743), KC-HSI @EP0610E (3744), KC-HKEx@EC0611C (3745), KC-HSBC @EP0612 (3746), KC-PetCh@EP0610A (3747), KC-PetCh@EP0610B (3748), KC-Ping An@EP0612 (3749), KC-SHK P@EP0610 (3750) KC-SHK P@EP0612 (3751) and MB-MTRC @EC0610 (3729): Dealing in the derivative warrants begins today.

Asia Standard Hotel Group rights (2949): Trading in the rights starts today.

Change of stock short name

KC-HSI@EP0610 (3691) will be changed to KC-HSI@EP0610C today.

Last day of dealing

AA-PetCh@EC0604 (9743), AA-SHK P@EC0604B (9744), BI-C Net@EC0604 (9515), BI-FIH @EC0604 (9586), RB-CKIH@EC0604 (9191), CS-CLife@EC0604A (9623), CS-CLife@EC0604B (9624), CS-CNOOC@EC0604 (9626), CS-BOCHK@EC0604 (9723), CS-CLife@EC0604C (9724), CS-YZ CM@EC0604 (9725), MB-HSBC@EC0604 (9096), MB-CP&CC@EC0604 (9081), MB-HLand@EC0604 (9318), MB-HSBC@EC0604B (9393), MB-HSBC@EC0604C (9408), MB-SHK P@EC0604 (9448), MS-HSBC @EC0604 (9347) and MS-HSBC @EP0604 (9352): Dealing in the derivative warrants will cease after today.

Tender Notices

245 Lockhart Rd., Wan Fung Mansion, HK
Tender Pre-qualification Notice

Contractors experienced in repair works can submit the following for tender pre-qualification:-
1 Certificates of OBC and licensed Plumber;
2 Job experience of the previous 3 yrs;
3 Company's register information;
4 Financial reference from bank and auditor report;
5 Certificate of no legal litigation issued by lawyer;
6 Structure of the company, staff CV, etc;
7 Testimonial from the IOC within the recent 3 yrs.

Tenderers should bring with the company's business card, this post in original, the above required information and an administration fee of $1,000 (in cash) when to take the pre-qualification document at Rm 1503, Tai Tung Bldg, 8 Fleming Road, HK (tel 2833 9962 Mr. Ling).
Time: 24th-27th April, 2006 (10am to 5pm)
SPIRAL Architects Limited — 24th April, 2006

Legal & General Notices

WKK

WONG'S KONG KING INTERNATIONAL (HOLDINGS) LIMITED

(Incorporated in Bermuda with limited liability)
(Stock Code: 632)

NOTICE OF ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN that the Annual General Meeting of the Company will be held at Salon 5, JW Marriott Ballroom, JW Marriott Hotel Hong Kong, *Pacific Place, 88 Queensway, Hong Kong on Tuesday, 23rd May, 2006 at 3:00 p.m. for the following purposes:*

1. To receive and consider the audited financial statements and the Reports of the Directors and Auditors for the year ended 31st December, 2005.
2. To declare a final dividend.
3. To re-elect Directors and to authorise the Board of Directors to fix their remuneration.
4. To appoint Auditors and to authorise the Board of Directors to fix the Auditors' remuneration.
5. As special business, to consider and, if thought fit, pass with or without amendments the following resolution as an Ordinary Resolution:

"THAT:

(A) subject to paragraph (C) below, pursuant to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited, the exercise by the Directors during the Relevant Period (as defined below) of all the powers of the Company to allot, issue and deal with additional shares in the capital of the Company, and to make or grant offers, agreements and options which might require the exercise of such powers, be and is hereby generally and unconditionally approved;

(B) the approval in paragraph (A) above shall authorise the Directors during the Relevant Period to make or grant offers, agreements and options which might require the exercise of such powers after the end of the Relevant Period;

(C) the aggregate nominal amount of the share capital of the Company allotted or agreed conditionally or unconditionally to be allotted (whether pursuant to an option or otherwise) and issued by the Directors pursuant to the approval in paragraph (A) above, otherwise than pursuant to (i) a Rights Issue (as defined below), (ii) the exercise of rights of subscription or conversion under the terms of any warrants issued by the Company, or any securities which are convertible into shares of the Company, (iii) any employee share option scheme or similar arrangement for the time being adopted for the grant or issue to officers and/or employees of the Company and/or any of its subsidiaries of shares or rights to acquire shares of the Company, and (iv) any scrip dividend scheme or similar arrangements providing for the allotment of shares in lieu of the whole or a part of a dividend on shares of the Company pursuant to the Bye-laws of the Company from time to time, shall not exceed 20% of the aggregate nominal amount of the share capital of the Company in issue at the date of passing of this resolution and the approval in paragraph (A) shall be limited accordingly;

(D) the approval in paragraph (A) above shall be additional to the authority given to the Directors at any time to allot and issue additional shares in the capital of the Company; and

(E) for the purposes of this resolution:

"Relevant Period" means the period from the date of passing of this resolution until whichever is the earlier of:

(i) the conclusion of the next annual general meeting of the Company; or

(ii) the expiration of the period within which the next annual general meeting of the Company is required by the Bye-laws of the Company or any applicable law to be held; or

(iii) the revocation or variation of this resolution by an ordinary resolution of the shareholders of the Company in general meeting.

"Rights Issue" means an offer of shares open for a period fixed by the Directors made to the holders of the shares on the Register of Members of the Company on a fixed record date in proportion to their then holdings of such shares (subject to such exclusions or other arrangements as the Directors may deem necessary or expedient in relation to fractional entitlements or having regard to any restrictions or obligations under the laws of, or the requirements of any recognised regulatory body or any stock exchange in, or in any territory outside, Hong Kong)."

6. As special business, to consider and, if thought fit, pass with or without amendments the following resolution as an Ordinary Resolution:

"THAT:

(A) subject to paragraph (C) below, the exercise by the Directors during the Relevant Period (as defined below) of all the powers of the Company to repurchase issued shares in the capital of the Company on The Stock Exchange of Hong Kong Limited (the "Stock Exchange") or on another stock exchange recognised for this purpose by the Securities and Futures Commission of Hong Kong and the Stock Exchange under the Code on Share Repurchases, subject to and in accordance with all applicable laws, rules and regulations of the Stock Exchange or any other stock exchange, be and is hereby generally and unconditionally approved;

(B) the approval in paragraph (A) above shall authorise the Directors to procure the Company to repurchase the shares of the Company at such prices as the Directors may at their discretion determine;

(C) the aggregate nominal amount of the shares of the Company to be repurchased by the Company pursuant to the approval in paragraph (A) above during the Relevant Period shall not exceed 10% of the aggregate nominal amount of the share capital of the Company in issue as at the date of passing of this resolution and the approval in paragraph (A) above shall be limited accordingly; and

(D) for the purposes of this resolution, "Relevant Period" means the period from the date of passing of this resolution until whichever is the earlier of:

(i) the conclusion of the next annual general meeting of the Company; or

(ii) the expiration of the period within which the next annual general meeting of the Company is required by the Bye-laws of the Company or any applicable law to be held; or

(iii) the revocation or variation of this resolution by an ordinary resolution of the shareholders of the Company in general meeting."

7. As special business, to consider and, if thought fit, pass with or without amendments the following resolution as an Ordinary Resolution:

"THAT, conditional upon the passing of resolution no. 6, the general mandate granted to the Directors and for the time being in force to exercise the powers of the Company to allot, issue and deal with additional shares in the capital of the Company under resolution no. 5 be and is hereby extended by the addition to the aggregate nominal amount of the share capital of the Company which may be allotted or agreed conditionally or unconditionally to be allotted by the Directors pursuant to such general mandate an amount representing the aggregate nominal amount of the share capital of the Company repurchased by the Company under the authority granted pursuant to resolution no. 6, provided that such amount shall not exceed 10% of the aggregate nominal amount of the share capital of the Company in issue as at the date of passing this resolution."

By Order of the Board
Wong's Kong King International (Holdings) Limited
Lam Ka Mei
Company Secretary

Hong Kong, 21st April, 2006

Notes:

1. A member entitled to attend and vote at the meeting convened by the above notice is entitled to appoint a proxy or proxies to attend and vote instead of him. A proxy need not be a member of the Company.
2. In order to be valid, the form of proxy must be deposited at the principal office of the Company at 2nd Floor, WKK Building, 414 Kwun Tong Road, Kwun Tong, Kowloon, Hong Kong together with a power of attorney or other authority, if any, under which it is signed or a notarially certified copy or office copy of such power or authority, not less than 48 hours before the time appointed for holding the meeting or any adjourned meeting.
3. Concerning Resolution 3, Mr. Ho Shu Chan, Byron and Mr. Ho, John will retire from office as directors at the Annual General Meeting pursuant to Bye-laws 103 to 105 of the Company's Bye-laws.
4. Details of the two Directors proposed to be re-elected and further information on the repurchase mandate are set out in the circular which will be dispatched to the members together with the 2005 annual report.
5. The Register of Members of the Company will be closed from Thursday, 18th May, 2006 to Tuesday, 23rd May, 2006, both days inclusive, during which period no transfer of shares can be effected. To qualify for the final dividend, all transfers accompanied by the relevant share certificates must be lodged with the Company's Hong Kong share registrars, Standard Registrars Limited, at 26/F Tesbury Centre, 28 Queen's Road East, Hong Kong for registration not later than 4:30 p.m. on Wednesday, 17th May, 2006.

As at the date of this announcement, the Executive Directors of the Company are Messrs. Senta Wong, Edward Ying-Chun Tsui, Byron Shu-Chan Ho, Bengie Man-Hang Kwong and Hamed Hassan EL-ABD and the Independent Non-executive Directors are Messrs. Peter Chung-Yin Lee, John Ho, Philip Wan-Chung Tse and Gene Howard Weiner.



TCL通訊科技控股有限公司
TCL COMMUNICATION TECHNOLOGY HOLDINGS LIMITED
(Incorporated in the Cayman Islands with limited liability)

(Stock code: 2618)

DISCLOSEABLE TRANSACTION
DELAY DESPATCH OF THE CIRCULAR

> Reference is made to the announcement of the Company dated 3 April 2006 in relation to the JV Agreement, the Acquisition and future business arrangements between the Group and JRD Group. The Company has applied to the Stock Exchange for an extension of deadline for despatch of the Circular to be on or before 8 May 2006.

Reference is made to the announcement of the Company dated 3 April 2006 ("Announcement") in relation to the JV Agreement, the Acquisition and future business arrangements between the Group and JRD Group. Terms used herein, unless defined otherwise, have the same meaning as used in the Announcement.

Pursuant to Rule 14.38 of the Listing Rules, a circular ("Circular") in relation to the JV Agreement, the Acquisition and future business arrangements between the Group and JRD Group is required to be despatched to the Shareholders within 21 days after the publication of the Announcement, which is on or before 24 April 2006. As additional time is required for latest audited figures of the Purchase Assets and Utilisation Assets to be finalized and incorporated in the Circular so as to provide the Shareholders with a reference to the consideration of the AP Agreement and AU Agreement, the Company has applied to the Stock Exchange for a waiver from the strict compliance with Rule 14.38 of the Listing Rules so that the despatch of the Circular will be postponed to on or before 8 May 2006.

As at the date of this announcement, the Board comprises Messrs. Li Dong Sheng, Yuan Xin Cheng, Liu Fei, Yan Yong, Vincent, Du Xiaopeng, Simon, Guo Aiping, George and Wong Toe Yeung as executive Directors and Messrs. Shi Cuiming, Wang Chongju and Lau Siu Ki, Kevin as independent non-executive Directors.

On behalf of the Board
Li Dong Sheng
Chairman

Hong Kong, 21 April 2006

上海實業控股有限公司
SHANGHAI INDUSTRIAL HOLDINGS LIMITED

(iii) On balance sheet items

	As at 31.12.2004 (originally stated) HK$'000	Adjustments HK$'000	As at 31.12.2004 (restated) HK$'000	Adjustments HK$'000	As at 1.1.2005 (restated) HK$'000
Impacts of HKFRS 2 & HKFRS 3					
Interests in jointly controlled entities	2,142,809	(3,020)	2,139,789	1,759	2,141,548
Impact of HKFRS 3					
Interests in associates	4,367,157	-	4,367,157	43,560	4,410,717
Impact of HKFRS 3					
Goodwill	346,204	-	346,204	(45,319)	300,885
Negative goodwill	(2,203)	-	(2,203)	2,203	-
Impact of HKAS 17					
Property, plant and equipment	2,080,378	(187,944)	1,892,434	-	1,892,434
Prepaid lease payments	-	187,944	187,944	-	187,944
Impact of HKAS 39					
Available-for-sale investments	-	-	-	296,544	296,544
Investments in other projects	51,022	-	51,022	(51,022)	-
Investments in securities (non-current assets)	245,512	-	245,512	(245,512)	-
Investments held-for-trading	-	-	-	1,084,036	1,084,036
Investments in securities (current assets)	1,084,036	-	1,084,036	(1,084,036)	-
Derivative financial instruments	-	-	-	(3,328)	(3,328)
Net effects on assets and liabilities	10,314,925	(3,020)	10,311,905	(1,125)	10,310,780
Accumulated profits	5,904,157	(5,400)	5,898,757	(834,788)	5,063,969
Share options reserve	-	2,800	2,800	-	2,800
Investment property revaluation reserve	514	-	514	(514)	-
Hedging reserve	-	-	-	(3,328)	(3,328)
Goodwill reserve	(837,505)	-	(837,505)	837,505	-
Net effects on equity attributable to equity holders of the parent	5,067,166	(2,600)	5,064,566	(1,125)	5,063,441
Minority interests	-	1,476,366	1,476,366	-	1,476,366
Net effects on total equity	5,067,166	1,473,766	6,540,932	(1,125)	6,539,807
Minority interests	1,476,786	(1,476,786)	-	-	-

The application of the new HKFRSs has had no effect to the Group's equity at 1 January 2004, except for the change in presentation of minority interests with a carrying amount of HK$380,934,000.

(12) POST BALANCE SHEET EVENTS

Proposed Share Reform Plans

(i) Shanghai Industrial YKB Limited ("Shanghai Industrial YKB"), an indirect wholly-owned subsidiary of the Company, proposed a share reform plan of Shanghai Industrial United Holdings Co. Ltd. ("SI United") that would offer three Non-Tradable Shares of SI United to all holders of A Shares for every ten A Shares held by each such holder in exchange for the consent by the holders of A Shares to the conversion of all Non-Tradable Shares held by Shanghai Industrial YKB into tradable A Shares. This share reform plan is subject to the approval of the shareholders and all other necessary approval as may be required to be obtained pursuant to the applicable requirements or provisions of the laws. If the proposed plan is implemented, the equity interest in SI United held by the Group will be reduced from 56.63% to 43.62%.

(ii) The Company announced a proposed share reform plan of Bright Dairy and Food Co. Ltd. ("Bright Dairy"). Under the proposed plan, S.I. Food Products Holdings Limited ("SIFP"), a wholly-owned subsidiary of the Company, together with the holders of the remaining Non-Tradable Shares, would offer to all holders of A Shares RMB8.46 in cash and L2 Non-Tradable Shares for every ten A Shares held by each such holder, in exchange for the consent by the holders of A Shares to the conversion of all Non-Tradable Shares into tradable A Shares. SIFP will also transfer 44,099,410 Non-Tradable Shares to Danone Asia Pte Ltd., another holder of Non-Tradable Shares, as part of the share reform plan. If the proposed plan is implemented, the equity interest in Bright Dairy held by the Group will be reduced from 30.78% to 25.17%.

Disposal of 10% Equity Interest in Pudong Container

S.I. Infrastructure Holdings Limited ("SI Infrastructure"), a wholly-owned subsidiary of the Company, entered into a Share Transfer Agreement with COSCO Ports (Pudong) Limited, a fellow subsidiary of an existing shareholder of Shanghai Pudong International Container Terminals Ltd. ("Pudong Container"), on 19 April 2006. According to that Share Transfer Agreement, SI Infrastructure will dispose 10% equity interest in Pudong Container for a consideration of approximately HK$447.12 million. The completion of this disposal is subject to the approval from relevant government authorities.

FINANCIAL REVIEW

I. Financial Performance of the Group

1. Turnover

The turnover of the Group was increased by 75.7%, it is mainly attributable to adding of new sources of turnover from newly consolidated subsidiaries from the medicine and consumer products businesses. This attractive sales growth was partly offset by the adjustment in the turnover of the infrastructure facilities and tobacco business due to the change in sales terms.

Turnover in the medicine business increased by 177.9%, which was mainly driven by the consolidation of subsidiaries after the completion of the acquisition of 56.63% equity stake in SI United and increase of equity stake in Hangzhou Huqingyutang Pharmaceutical Co. Ltd. ("Huqingyutang Pharmaceutical") to 51%. Apart from the growth in turnover, the composition of the turnover from the medicine business during the year also changed from mainly comprising of traditional Chinese medicine, to also covering chemical compound OTC drugs, biomedicine, medical equipment and medicine retailing.

Turnover of infrastructure facilities business primarily reflected the toll fee income of Shanghai Hu-Ning Expressway (Shanghai Section) Co. Ltd. ("Hu-Ning Expressway"). As a result of the expansion works undergone at other sections of Shanghai-Nanjing Expressway, the toll fee income was adversely affected. However with the introduction of sales tax reduction from 5% to 3% with effect from 1 June 2005, the pressure resulted from the fall in toll fee income of Hu-Ning Expressway was partly mitigated.

Lower turnover of consumer products was attributable to the change of sale terms by Nanyang Tobacco, which sales discounts were deducted directly from turnover instead of being expensed as distribution costs in the previous year. This change only affected the turnover and the distribution costs of Nanyang Brothers Tobacco Co. Ltd. ("Nanyang Tobacco"), but not on its profit and cash flow. Growth in turnover of the printing business remained stable, following its development of business in the PRC. Increase the equity percentage in a recycle paper manufacturing entity to contributing stake in the mainland was completed during the year, realising a vertical business expansion.

2. Profit Contributions from Each Business

The profit contributed by each business in the Group for the year 2005 and the comparative figures last year was summarised as follows:

	2005 HK$'000	2004 HK$'000 (As restated)	Change %
Infrastructure facilities	185,769	156,131	19.0
Medicine	235,625	149,522	57.6
Consumer products	467,764	586,554	(20.3)
Information technology	45,336	599,377	(92.4)

While General Water of China Co. Ltd. ("GWC") expanded its water supply and water processing capacity, it also started to contribute to the earnings of the Group. This, together with the continuous stable profit contribution from Pudong Container and Hu-Ning Expressway, infrastructure facilities business recorded a 19.0% growth in profit contribution this year.

The medicine businesses recorded a magnificent growth this year, which was mainly due to the profit contribution from SI United, which the acquisition was completed at the end of last year, as well as the profit breakthrough of MicroPort Medical (Shanghai) Co. Ltd. ("MicroPort Medical"), which improved the earnings performance of the medicine business as a whole, upon the launch of its Firebird® Rapamycin Eluting Stent early this year after years of research and development dedication. MicroPort Medical was invested by the Group in 2002 and the Group currently holds a 21.31% equity stake.

In respect of the consumer products business, our stable profit contributor, the Group recorded a loss in its automobile and parts business for the first year due to the macro economic measures, cost hikes and price competition in China market. However, tobacco and printing, which also belonged to the consumer products business, achieved continuous growth in profit contribution, offsetting in part the negative impact of the automobile and parts business. Nevertheless, the profit contribution from the overall consumer products business showed a decline.

Even though the semiconductor industry experienced a downturn, the performance of Semiconductor Manufacturing International Corporation ("SMIC") operations continued to remain strong. Cash from operations in 2005 increased by 24.9% from that in 2004. However, being a new foundry with only four years of commercial operations, SMIC incurred enormous depreciation charges in its operations, and hence recorded a loss in its operating results for the year. Furthermore, the profit derived from the information technology business this year was mainly attributable to the gain of disposal of investments in China Netcom Group Corporation (Hong Kong) Ltd. ("China Netcom (HK)"), for which was not comparable to the significant exceptional profit derived from the gain in the spin-off of SMIC last year.

3. Profit before Taxation

(1) Gross profit margin

Gross profit margin for the year was 38.3%, representing a decrease of 17.8% as compared to 56.1% last year. The decrease was attributable to the consolidation of SI United's profit and loss during the year. Since a portion of SI United's turnover belonged to low-margin medicine retailing business, the Group's overall gross margin fell despite the increase in turnover of the medicine business.

(2) Investment income

Investment income increased from HK$233.57 million to HK$389.46 million for the year, which was mainly attributable to the gain from disposal of investment in China Netcom (HK), the increase of dividend received from Pudong Container and the increase in interest income resulting from upward adjustments in interest rates.

(3) Other income

Other income was increased by approximately HK$131.23 million, which was primarily due to the written back of risk provision for the consumer product business last year, the increase of re-investment tax refund and the appreciation of Renminbi that bought forth with foreign exchange income.

(4) Share of results of jointly controlled entities

Being affected by the macro economic measures, cost hikes and price competition in the PRC, Shanghai Huizhong Automotive Manufacturing Co. Ltd. ("Huizhong Automotive") incurred an operating loss for the year. Even though MicroPort Medical, another jointly controlled entity, recorded substantial profit after the launch of its products with years of product development dedication, the share of results of jointly controlled entities was reduced by approximately HK$73.36 million.

(5) Share of results of associates

The major reason for the decrease in the Group's share of results of associates by approximately HK$151.60 million was attributable to the enormous depreciation charges that resulted in an operating loss of SMIC for the year compared with an operating profit made last year.

(6) Net gain on disposal of interests in subsidiaries, associates and jointly controlled entities

The net gain from the disposal of interests for the year was mainly derived from the disposal of Shanghai Sunve Pharmaceutical Co. Ltd. ("Sunve Pharmaceutical") and another two medicine companies under SI United. Such net gain decreased significantly by approximately HK$517.86 million as compared with the net gain from the spin-off of SMIC last year.

(7) Impairment loss on assets classified as held for sale

It was resolved in a shareholders' meeting of Shanghai Jahwa United Co. Ltd., an associated company of the Group, to repurchase all the shares held by the Group. At the balance sheet date, this repurchase arrangement is still subject to the approvals from relevant government authorities. Provisions on impairment was estimated on the basis of the proceeds from the disposal, the dividends to be received and the carrying amount of the investment on the date the transaction is expected to complete.

4. Dividends

The Group adopts a stable growth dividend payout policy. The Board of Directors of the Group has proposed to declare a final dividend of HK22 cents per share, together with an interim dividend of HK20 cents per share, the total dividend amounts to HK42 cents per share for the year, the payout ratio was approximately 39.3% as compared with the payout ratio of approximately 37.9% last year, increased by 1.4%.

II. Financial Position of the Group

1. Capital and shareholders' equity

As at 31 December 2005, the Group had a total of 967,533,000 shares in issue. The number of shares in issue increased by 8,895,000 shares as compared with the 958,638,000 shares in issue at the end of 2004.

Shareholders' equity increased HK$761.03 million to HK$16,375.89 million during the year, which was attributable to the increase in number of shares and the operating profits for the year after deducting the dividend actually paid during the year.

2. Indebtedness

(1) Borrowings

As at 31 December 2005, the total borrowings of the Group amounted to HK$2,293.75 million, which was mainly comprised of loans of HK$693.75 million of subsidiaries and a HK$1,600 million five-year term syndication loan of the Company. The syndication loan was comprised of a long-term loan amounting to HK$800 million and a revolving loan of HK$800 million, which have been stated in the balance sheet as long-term bank borrowings and short-term bank borrowings respectively. Unsecured credit facility accounted for 82.9% of the total borrowings.

(2) Pledge of assets

As at 31 December 2005, the following assets were pledged by the Group in order to secure general credit facilities granted to the Group:

(a) plant and machinery with a net book value of approximately HK$32,034,000;

(b) leasehold land and buildings with a net book value of approximately HK$230,099,000; and

(c) motor vehicles with a net book value of approximately HK$165,000.

(3) Contingent liabilities

As at 31 December 2005, the Group has given guarantees to banks in respect of banking facilities utilised by 西安永發醫藥包裝有限公司 (Xian Wing Fat Packing Co., Ltd.) and a third party of HK$19.63 million in total.

3. Bank deposits and short-term investments

As at 31 December 2005, bank balances and short-term investments held by the Group amounted to HK$6,068.40 million and HK$1,070.04 million respectively. The proportions of US dollars, Renminbi and HK dollars were 47%, 39% and 14% respectively. Short-term investments mainly consisted of investments such as funds, equity-linked notes, bonds and Hong Kong listed shares.

At present, the Group is in net cash position. Having sufficient working capital and a healthy interest cover, there are sufficient financial resources and fund raising capability available to the Group for the funding of capital investments and operations should the needs arise.

III. Management Policies for Financial Risk

1. Exchange rate risk

The Group mainly operates in China and the Hong Kong Special Administrative Region and the exposure in exchange rate risks mainly arises from fluctuations in the US dollar, HK dollar and Renminbi exchange rates. Exchange rate fluctuations and market trends have always been the concern of the Group. As HK dollar and Renminbi are both under managed floating system, after reviewing the Group's exposure for the time being, the Group did not enter into any derivative contracts aimed at minimising exchange rate risks during the year.

2. Interest rate risk

The major financing loan of the Group is a HK$1,600 million syndication loan. To exercise prudent management against interest rate risk, the Group has a structured interest rate hedging arrangement against the long-term portion of this syndication loan of HK$800 million prevailing as at the balance sheet date. The Group will continue to review the market trend, as well as its business operation needs and its financial position in order to identify the most effective tools for interest rate risk management.

3. Credit risk

The Group's principal financial assets are bank balances and cash, equity and debt investments, and trade and other receivables. The Group's trade and other receivables presented in the balance sheet are net of allowances for doubtful receivables. An allowance for impairment is made according to the Group's accounting policy or where there is an identified loss event which, based on previous experience, is evidence of a reduction in the recoverability of the cash flows.

With respect to the credit risk of the Group's treasury operations, the Group's bank balances and cash, securities and bond investments must be placed and entered into with financial institutions of good reputation. There are strict requirements and restrictions as to the outstanding amount and credit ratings on equity and debt investments to be held, so as to minimise the Group's credit risk exposure.

FINAL DIVIDEND

The Directors recommend the payment of a final dividend of HK22 cents per share (2004: HK35 cents per share) for the year ended 31 December 2005. Subject to approval by the Shareholders at the forthcoming Annual General Meeting to be held on 30 May 2006, the final dividend will be paid on 9 June 2006 to Shareholders whose names appear on the Register of Members of the Company on 30 May 2006. Together with the interim dividend of HK20 cents per share (2004: HK20 cents per share), the total dividend for the year amounts to HK42 cents per share (2004: HK55 cents per share). The dividend payout ratio is 39.3% (2004: 37.9%).

CLOSURE OF REGISTER OF MEMBERS

The Register of Members of the Company will be closed from 26 May 2006 (Friday) to 30 May 2006 (Tuesday), both dates inclusive, during which period no transfer of shares will be effected.

In order to qualify for the dividend to be approved at the 2006 Annual General Meeting, all transfers accompanied by the relevant share certificates must be lodged with the Company's share registrars, Secretaries Limited of 26th Floor, Tesbury Centre, 28 Queen's Road East, Wanchai, Hong Kong by 4:30 p.m. on 25 May 2006 (Thursday).

ANNUAL GENERAL MEETING

The Annual General Meeting of the Company will be held at the Conference Room of the Company at 26th Floor, Harcourt House, 39 Gloucester Road, Wanchai, Hong Kong on 30 May 2006 (Tuesday) at 3:00 p.m. Notice of the meeting will be published in the South China Morning Post and Hong Kong Economic Times and despatched to Shareholders on or about 28 April 2006 (Friday).

REVIEW OF ACCOUNTS

The Audit Committee together with the Company's management and external auditors have reviewed the Group's annual results for the year ended 31 December 2005.

CORPORATE GOVERNANCE

Throughout the year ended 31 December 2005, the Company has applied the principles and complied with all the code provisions in the Code on Corporate Governance Practices as set out in Appendix 14 to the Listing Rules.

PURCHASE, SALE OR REDEMPTION OF LISTED SECURITIES

During the year, neither the Company nor any of its subsidiaries had purchased, sold or redeemed any of the Company's listed securities.

PUBLICATION OF THE ANNUAL RESULTS AND ANNUAL REPORT

This results announcement is published on The Stock Exchange of Hong Kong Limited's (the "Stock Exchange") website (*www.hkex.com.hk*) and the Company's website (*www.sihl.com.hk*). The 2005 Annual Report and Notice of the Annual General Meeting will be dispatched to Shareholders on or about 28 April 2006 (Friday) and will be available at the Stock Exchange's website and the Company's website at the same time.

BUSINESS REVIEW

The audited consolidated profits for the Company for the year ended 31 December 2005 amounted to HK$1,028 million, a decrease of 25.4% over the previous year. The decline was principally attributable to a drop in exceptional profit and a fall in operating results of certain individual businesses.

During the year, the Group's medicine and infrastructure facilities businesses continued to achieve robust growth. The medicine segment recorded a profit of HK$236 million, representing a 57.6% increase over last year. This was mainly attributable to the consolidation of the results of SI United (Shanghai Stock Exchange Stock Code: 600607) commencing the beginning of 2005 upon completion of the acquisition of SI United's controlling interest at the end of 2004.

Driven by water service and port facilities projects, the infrastructure facilities segment contributed a profit of HK$186 million to the Group, representing an increase of 19% over the previous year.

The performances of the Group's consumer products and information technology segments were affected by declining operating results of the automobiles and parts projects and a slowdown in the global semiconductor industry respectively. During the year, profit contribution from the consumer products segment decreased by 20.3% to HK$468 million. The information technology segment also fell 92.4% to HK$45.34 million. Fluctuations in the semiconductor industry, however, were seasonal, and there were signs of recovery in the latter half of 2005.

In addition, the Group disposed of its entire interests in China Netcom (HK) during the year, reaping an exceptional profit of HK$91.74 million.

Infrastructure Facilities

In 2005, GWC made considerable efforts to expand new markets and to monitor the performance of its operating projects. Together with the five water services projects newly established during the year, a total of 11 water services projects were acquired in eight cities nationwide. Total investments for these projects amounted to RMB3,306 million, with a scale of operation for 3,750,000 tonnes in daily sewage treatment and water supplies capabilities.

In early 2005, the Group completed the acquisition of a 30% stake in Zhejiang Jinhua Yongjin Expressway Co. Ltd. for a consideration of RMB283 million. The project company has an operating term of the Yongjin Expressway (Jinhua Section) for 25 years. The section, about 70km long, officially opened for traffic on 28 December 2005. Traffic flow is increasing gradually and the project will become a new profit centre for the Group's toll road business in the future.

Hu-Ning Expressway is a toll road project company wholly owned by the Group. It has an operating term for the Shanghai-Nanjing Expressway (Shanghai Section) for 25 years. The section, which is 26km long, features a dual four-lane expressway. Traffic flow as recorded at the toll stations for 2005 totalled 14.64 million vehicles. Toll revenue for the year was RMB198 million. Relevant government authorities have approved the feasibility report on the expansion and widening works for the Shanghai section in early 2005. The design for the construction work is being reviewed. Construction work is expected to commence in 2006, and scheduled for completion and opening to traffic in 2009.

Medicine

During the year, the Group's medicine segment achieved major breakthroughs in research and development. Currently the Group has three projects certified as State Category I New Drugs. These include "H101", "Kai Li Kang" and "TNF" project, a project jointly developed with the Shanghai PLA Second Military Medical University. These three State Category I New Drugs are targeted at diseases with high morbidity in China such as cancer and stroke and have enormous market development potential.

During the year, the Group made a further investment of RMB145 million to increase its shareholdings in Huqingyutang Pharmaceutical and Xiamen Traditional Chinese Medicine Co. Ltd. Meanwhile, the Group disposed of certain medical projects in which it did not have controlling interests. These included Shanghai SIIC Kehua Biotech Co. Ltd., Sunve Pharmaceutical and Helishi Gusha Dental Co. Ltd. Such changes will help further centralize the Group's resources and increase management efficiency. Upon the completion of these transactions, the Group will realize approximately RMB352 million in total.

The Group's Chinese medicine segment recorded strong growth in the sales of "Dengfeng" injection products including Shen Mai Injection, Dan Shen Injection and Herba Houttuyniae Injection, which increased by 6.8%, 13.1% and 21.3% respectively compared with the same period last year. Affected by changes in distribution channels, sales of "Qingchunbao" Anti-ageing Tablets, an OTC drug have been declining. Sluggish sales seen in the first half of the year continued, with a decrease for the year reaching 48.7%. During the year, sales of "Techpool Luoan", a biomedicine, grew 26% to RMB153 million. With respect to health food, growth in yearly sales of "Huqingyutang" Herba Dendrobium Orain launched in 2004 was strong, with sales increased more than two-fold to RMB50.64 million.

During the year, the Group further increased its stake in Shanghai Medical Instruments Co. Ltd. ("Shanghai Medical Instruments") to 99%. With a solid foundation, the company is becoming the flagship for the Group's medical instruments operation. In 2005, turnover for Shanghai Medical Instruments amounted to RMB610 million, with a year-on-year net profit increase of 58.5% to RMB28.72 million.

Consumer Products

In 2005, turnover for Nanyang Tobacco decreased by 12% to HK$1,520 million, while net profits increased by 34.3% to HK$385 million. The decrease in turnover was due to changes in sales policy effective in 2005 requiring the exclusion of trade discounts from sales. During the year, Nanyang Tobacco actively expanded its market share in Mainland China with sales of cigarettes exclusively for the market rising by 56%.

In the wake of negative media coverage in June 2005 on product quality management of Bright Dairy, income from the company's principal business declined to RMB6,887 million. Net profit was RMB211 million, a decrease of 33.6% over last year. The company will continue to increase its efforts in marketing and sales and, strengthen its quality management systems in order to maintain steady growth and operating results.

The vehicle market in Mainland China was sluggish during the year. This, together with the surge in raw material prices, brought considerable pressure to the Group's automobiles and parts business. During the year, sales of Huizhong Automotive and Shanghai SIIC Transportation Electric Co. Ltd. decreased by 28.8% and 34.3% respectively. Profit of Transportation Electric was RMB30.81 million, a decrease of 71%. Huizhong Automotive incurred a loss of RMB232 million.

During the year, the turnover for The Wing Fat Printing Co. Ltd. increased by 103% to HK$945 million. Net profit grew 10.3% to HK$126 million. The company's scale of operation was expanded, primarily attributable to an increased investment of RMB156 million to the existing projects, including Hebei Yongxin Paper Co. Ltd., Zhejiang Rongfeng Paper Co. Ltd. and Chengdu Wing Fat Printing Co. Ltd., thereby increasing its stakes and profit shares in these companies.

Information Technology

During the year, the Group disposed of its entire interests in China Netcom (HK), thereby bringing an exceptional profit of HK$91.74 million to the information technology segment of the Group. However, affected by a slowdown in the semiconductor industry, profit contribution from the segment decreased to HK$45.34 million.

Since the end of 2004, the product cycle of the semiconductor industry has been on a downward trend. Although the sales of SMIC (Stock Exchange Stock Code 981) still recorded a sales growth of 20.2% to US$1,171 million for 2005, a loss of US$112 million for the year was incurred due to weaker wafer prices and increased depreciation costs.

The turnover and net profit of Shanghai Information Investment Inc. ("SII") increased 32.4% and 17.3% to RMB1,330 million and RMB89.25 million respectively. Growth remained relatively high for SII's certain fellow companies engaging in construction and operation of infrastructure networks and functional facilities. Of these, the turnover and net profit of Dongfang Cable Network Co. Ltd. increased 31% and 27% to RMB1,088 million and RMB114 million respectively. The turnover and net profit of Shanghai Information Pipelines Co. Ltd. increased 24.1% and 23.7% to RMB215 million and RMB41.81 million respectively.

Prospects

The Group is optimistic about its growth prospects for the coming years. While consolidating existing businesses and strengthening income base, the Group will boost up its scale of investment. The infrastructure facilities segment will continue to focus on projects in toll roads and water services. The Group will step up the expansion and widening program for the Shanghai-Nanjing Expressway (Shanghai Section). Further efforts will be made to identify investment opportunities for toll roads projects, thereby enhancing the Group's profitability for the infrastructure facilities segment. With respect to the medicine segment, the Group will focus on key projects acquisition and the commercialization of the three Category I New Drugs so as to strengthen its business foundation and income base. For the consumer products segment, measures will be taken to expand market share, reduce costs and improve efficiency in order to absorb the impact from industrial cyclical fluctuations and, at the same time, maintain sustainable earnings growth.

During the past few years, the Group has dedicated great efforts to consolidate its investment portfolio, streamline business structure and promote vertical integration and in-depth development to achieve synergy in operation. To centralize its resources, the Group has divested its investments in the department retail and logistics sectors as well as personal care products. In line with its business strategies of limited diversification and in consideration of the new wave of economic development in Shanghai, the Group is considering tapping into different industries and develop new drivers for its long-term development.

Leveraging on its Shanghai background and its favourable position in Mainland China, the Group aims to capitalize on the opportunities arising from the restructuring of state-owned assets in China. It is expected that new horizons will be created and new breakthroughs will be achieved. "Focus", "Endeavour", "Aggressiveness" and "Innovation" are the Group's key strategies. The Group will endeavour to pursue greater achievements and produce stronger results so as to deliver higher returns to our Shareholders.

Cai Lai Xing
Chairman

Hong Kong, 21 April 2006

As at the date of this announcement, the Board of the Company is comprised of:

Executive Directors:
Mr. Cai Lai Xing, Mr. Cai Yu Tian, Mr. Qu Ding, Mr. Lu Ming Fang, Mr. Ding Zhong De, Mr. Qian Shi Zheng, Mr. Yao Fang and Mr. Tang Jun

Independent Non-Executive Directors:
Dr. Lo Ka Shui, Prof. Woo Chia-Wei and Mr. Leung Pak To, Francis

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ACTION

If you are in any doubt as to any aspect of this circular or as to the action to be taken, you should consult your stockbroker or other registered dealer in securities, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold or transferred all your shares in Shanghai Industrial Holdings Limited, you should at once hand this circular to the purchaser or to the bank, stockbroker or other agent through whom the sale or transfer was effected for transmission to the purchaser or transferee.

This circular is for information purposes only and does not constitute an invitation or offer to acquire, purchase or subscribe for securities of Shanghai Industrial Holdings Limited.


SIIC
上海實業控股有限公司
SHANGHAI INDUSTRIAL HOLDINGS LIMITED

(Incorporated in Hong Kong with limited liability)

(Stock Code: 363)

DISCLOSEABLE TRANSACTION

SHARE REFORM PLAN OF SHANGHAI INDUSTRIAL UNITED HOLDINGS CO., LTD.

A letter from the board of directors of Shanghai Industrial Holdings Limited on the share reform plan of Shanghai Industrial United Holdings Co., Ltd. is set out on pages 3 to 9 of this circular.

24th April 2006

CONTENTS

Page

In this circular, the following expressions have the following meanings unless the context requires otherwise:

Term	Meaning
"A Shares"	freely transferable shares of SI United
"Board"	the board of Directors
"Company"	Shanghai Industrial Holdings Limited, a company incorporated under the laws of Hong Kong with limited liability, whose shares are listed on the Main Board of the Stock Exchange
"Conversion Date"	the date all Non-Tradable Shares have been converted into A Shares pursuant to the Share Reform Plan
"Directors"	directors of the Company
"Group"	the Company and its subsidiaries
"Latest Practicable Date"	20th April 2006, being the latest practicable date prior to the printing of this circular for ascertaining certain information contained herein
"Listing Rules"	the Rules Governing the Listing of Securities on the Stock Exchange
"Model Code"	Model Code for Securities Transactions by Directors of Listed Companies
"Non-Tradable Shares"	non-freely transferable shares of SI United
"PRC"	the People's Republic of China
"Qingchunbao"	Chia Tai Qingchunbao Pharmaceutical Co. Ltd., a limited liability company established under the laws of the PRC and owned by the Group as to 55%
"SFO"	the Securities and Futures Ordinance (Chapter 571 of the laws of Hong Kong)
"Shanghai Industrial YKB"	Shanghai Industrial YKB Limited, a company incorporated under the laws of the British Virgin Islands and an indirect wholly-owned subsidiary of the Company
"Shareholders"	holder(s) of the share(s) in the capital of the Company

"Share Reform Plan"	the plan for conversion of all Non-Tradable Shares into tradable A Shares in exchange for an offer of Non-Tradable Shares to holders of A Shares proposed by Shanghai Industrial YKB, with further details as described in this circular
"SIH"	Shanghai Investment Holdings Ltd., a limited liability company established under the laws of the British Virgin Islands
"SIIC"	Shanghai Industrial Investment (Holdings) Co. Ltd., a company incorporated in Hong Kong with limited liability
"SIIC Capital"	SIIC Capital (B.V.I.) Ltd., a limited liability company established under the laws of the British Virgin Islands
"SIIC CM Development"	SIIC CM Development Ltd., a limited liability company established under the laws of the British Virgin Islands
"SI United"	Shanghai Industrial United Holdings Co., Ltd., a joint stock limited company established under the laws of the PRC which is a subsidiary of the Company listed on the A Shares Market of the Shanghai Stock Exchange (stock code: 600607)
"STC"	Shanghai Industrial Investment Treasury Co. Ltd., a limited liability company established under the laws of the British Virgin Islands
"Stock Exchange"	The Stock Exchange of Hong Kong Limited
"HK$"	Hong Kong dollars, the lawful currency of Hong Kong
"RMB"	Renminbi, the lawful currency of the PRC

In this circular, for reference purpose only and unless otherwise stated, the exchange rate at HK$1 = RMB1.04 has been used, where applicable, for purpose of illustration only and does not constitute a representation that any amount has been, could have been or may be exchanged at any particular rate on the date or dates in question or any other date.


上海實業控股有限公司
SHANGHAI INDUSTRIAL HOLDINGS LIMITED

(Incorporated in Hong Kong with limited liability)

(Stock Code: 363)

Executive Directors:
Mr. Cai Lai Xing *(Chairman)*
Mr. Cai Yu Tian *(Vice Chairman and Chief Executive Officer)*
Mr. Qu Ding *(Vice Chairman and Executive Deputy CEO)*
Mr. Lu Ming Fang
Mr. Ding Zhong De
Mr. Qian Shi Zheng *(Deputy CEO)*
Mr. Yao Fang
Mr. Tang Jun

Independent Non-executive Directors:
Dr. Lo Ka Shui
Prof. Woo Chia-Wei
Mr. Leung Pak To, Francis

Registered office:
26th Floor
Harcourt House
39 Gloucester Road
Wanchai
Hong Kong

24th April 2006

To the Shareholders

Dear Sir or Madam,

DISCLOSEABLE TRANSACTION

SHARE REFORM PLAN
OF
SHANGHAI INDUSTRIAL UNITED HOLDINGS CO., LTD.

1. INTRODUCTION

On 6th April 2006, the Directors announced that under the Share Reform Plan, Shanghai Industrial YKB, an indirect wholly-owned subsidiary of the Company, would offer three Non-Tradable Shares to all holders of A Shares for every ten A Shares held by each such holder in exchange for the consent by the holders of A Shares to the conversion of all Non-Tradable Shares held by Shanghai Industrial YKB into tradable A Shares. There will be a reduction of shareholding in SI United held by Shanghai Industrial YKB pursuant to the Share Reform Plan.

The reduction of shareholding in SI United pursuant to the Share Reform Plan constitutes a discloseable transaction for the Company under Rule 14.06 of the Listing Rules. The Company is required by the Listing Rules to issue this circular to provide the Shareholders with further information on such transaction and to give other information in relation to the Company.

2. THE SHARE REFORM PLAN

SI United is held by Shanghai Industrial YKB as to approximately 56.63% of its total issued share capital which comprises the entire issued Non-Tradable Shares. All the A Shares being the remaining issued share capital of SI United are listed on the Shanghai Stock Exchange.

Under the Share Reform Plan proposed by Shanghai Industrial YKB, Shanghai Industrial YKB will offer three Non-Tradable Shares to all holders of A Shares for every ten A Shares held by each such holder in exchange for the consent by the holders of A Shares to the conversion of all Non-Tradable Shares held by Shanghai Industrial YKB into tradable A Shares. The Share Reform Plan will be proposed for consideration and approval by the shareholders of SI United at a general meeting of SI United to be convened on 24th April 2006.

Conditions of the Share Reform Plan

The Share Reform Plan is subject to the following:

1. the approvals of more than two-thirds of the voting rights of (i) all the shareholders of SI United and (ii) the holders of A Shares attending the general meeting; and

2. all other necessary approval as may be required to be obtained in relation to the Share Reform Plan pursuant to the applicable legal requirements or provisions.

If any of such approvals cannot be obtained, the Share Reform Plan will not be implemented. There is no long stop date for fulfillment of the above conditions. The Company will issue a further announcement if the Share Reform Plan will not be implemented.

Undertakings

In connection with the Share Reform Plan, Shanghai Industrial YKB undertakes that:

(i) it will after approval of the Share Reform Plan at a general meeting of shareholders of SI United, actively cooperate with the board of directors of SI United to implement the Share Reform Plan;

(ii) within 24 months from the Conversion Date, it will not trade or transfer the A Shares which are originally converted from Non-Tradable Shares and, within 12 months thereafter, it will not dispose of such A Shares representing more than 5% of the total number of shares of SI United on the Shanghai Stock Exchange and it will comply with the statutory disclosure requirements.

In addition, the Company undertakes that it will at the appropriate time transfer or inject its shareholding in Qingchunbao to SI United at a fair market price in accordance with applicable legal requirements and procedures. The Company currently has a 55% indirect equity interest in Qingchunbao. The Company will make disclosure of details of the proposed transfer of shareholding in Qingchunbao when the duty of disclosure under the Listing Rules arises.

3. CHANGE IN THE PERCENTAGE SHAREHOLDING IN SI UNITED HELD BY THE GROUP

SI United is held by the Company through Shanghai Industrial YKB, its indirect wholly-owned subsidiary, as to approximately 56.63%. After the transfers of shares in SI United by Shanghai Industrial YKB to the holders of A Shares on the basis of three Non-Tradable Shares for every ten A Shares held by each such holder under the Share Reform Plan, the percentage shareholding in SI United held by Shanghai Industrial YKB will be reduced to approximately 43.62%.

The aggregate number of Non-Tradable Shares disposed of by Shanghai Industrial YKB to the holders of A Shares amount to approximately 13.01% of the total issued share capital of SI United. The net asset value of the portion of shareholding in SI United being disposed of by Shanghai Industrial YKB under the Share Reform Plan is RMB218,812,000 (equivalent to approximately HK$210,396,000) based on the unaudited consolidated balance sheet of SI United as at 30th September 2005, which were prepared in accordance with the generally accepted accounting principles in the PRC.

4. CHANGES IN SHAREHOLDING STRUCTURE OF SI UNITED

Under the Share Reform Plan, the percentage shareholding in SI United held by the Group will be reduced from 56.63% to 43.62%. The following are the changes in the shareholding structure of SI United before and after completion of the Share Reform Plan.

Before completion of the Share Reform Plan

Type of Shares	No. of Shares	Percentage of total issued share capital of SI United
Non-Tradable Shares (all held by Shanghai Industrial YKB)	173,580,341	56.63%
Tradable A Shares	132,932,010	43.37%
Total	306,512,351	100.00%

After completion of the Share Reform Plan

Type of Shares	No. of Shares	Percentage of total issued share capital of SI United
Non-Tradable Shares	Nil	Nil
Tradable A Shares held by Shanghai Industrial YKB (subject to non-disposal undertakings)	133,700,738	43.62%
Tradable A Shares held by other shareholders	172,811,613	56.38%
Total	306,512,351	100.00%

5. INFORMATION ON SI UNITED

SI United is a subsidiary owned by the Company as to approximately 56.63%, the A shares of which are listed on the Shanghai Stock Exchange. SI United and its subsidiaries are principally engaged in the manufacture and sale of medical and pharmaceutical products and commercial network operations.

As at the Latest Practicable Date, Mr. Lu Ming Fang, Mr. Ding Zhong De (both being Directors) and Mr. Lu Shen (a former Director who resigned in December 2005) beneficially owned 15,000 A Shares, 15,000 A Shares and 12,000 A Shares respectively, representing approximately 0.005%, 0.005% and 0.004% of the total issued share capital of SI United. To the best of the Director's knowledge, information and belief and having made all reasonable enquiries, the other holders of A Shares are third parties independent of and not connected with any of the directors, chief executive or substantial shareholders of the Group or any of their respective associates.

The consolidated profit before taxation and minority interests and the consolidated profit after taxation and minority interests of SI United for the two years ended 31st December 2004 and the nine months period ended 30th September 2005, which were prepared in accordance with the generally accepted accounting principles in the PRC, were as follows:

	Audited	**Audited**	**Unaudited**
	Year ended 31st December 2003	**Year ended 31st December 2004**	**Nine months ended 30th September 2005**
	RMB'000	*RMB'000*	*RMB'000*
Consolidated profit before taxation and minority interests	140,314	175,527	149,301
Consolidated profit after taxation and minority interests	96,830	104,900	75,258

The consolidated total asset value and the consolidated net asset value of SI United for the two years ended 31st December 2004 and the nine months period ended 30th September 2005, which were prepared in accordance with the generally accepted accounting principles in the PRC, were as follows:

	Audited	**Audited**	**Unaudited**
	Year ended 31st December 2003	**Year ended 31st December 2004**	**Nine months ended 30th September 2005**
	RMB'000	*RMB'000*	*RMB'000*
Consolidated total asset value	2,649,814	3,039,560	2,982,919
Consolidated net asset value	1,570,533	1,641,586	1,681,773

The audited consolidated turnover of SI United for each of the two years ended 31st December 2003 and 31st December 2004 amounted to approximately RMB1,819,877,000 and RMB2,238,653,000.

6. REASONS FOR AND BENEFITS OF THE SHARE REFORM PLAN

The implementation of the Share Reform Plan is in line with the prevailing development of the securities market of the PRC and will render the Non-Tradable Shares held by Shanghai Industrial YKB becoming freely transferable on the Shanghai Stock Exchange.

Qingchunbao is a manufacturer of Chinese medicinal products primarily based on natural herbal ingredients in mainland PRC. The Directors consider that the transfer of shareholding in Qingchunbao to SI United by the Company pursuant to its undertaking referred to above will serve the purpose of streamlining the corporate structure of the Group and consolidating the Group's corporate interests in the medical business.

The Directors believe that the terms of the Share Reform Plan are fair and reasonable and in the interests of the Shareholders as a whole.

7. FINANCIAL EFFECTS OF THE SHARE REFORM PLAN

Pursuant to the Share Reform Plan and based on the unaudited net asset value of SI United as at 30th September 2005, the Group will record an exceptional loss of approximately HK$200 million for the year ending 31st December 2006 upon completion of the Share Reform Plan. Such exceptional loss is calculated by reference to the unaudited carrying value in the accounts of the Group as at 30th September 2005 of the aggregate number of Non-Tradable Shares to be offered to the holders of A Shares (amounting to approximately 13.01% of the total issued share capital of SI United) under the Share Reform Plan of approximately HK$200 million. Since Shanghai Industrial YKB will not receive any proceeds from the transfer of such Non-Tradable Shares to the holders of A Shares, the estimated amount of the exceptional loss is equal to the unaudited carrying value of those Non-Tradable Shares. As such exceptional loss will only be recorded in the profit and loss account of the Group and will not involve a cash outflow, the Directors consider that the Share Reform Plan will have no material adverse effect on the day-to-day operations of the Group.

Out of the nine directors of SI United, apart from the three independent directors, all other directors of SI United were nominated by the Company. Over half of the directors on the board of SI United were thus nominated by the Company and the Company controls the board of SI United. The Company has confirmed with its auditors that because there will be no change to the board of directors and management of SI United before and after completion of the Share Reform Plan, SI United will remain controlled by the Company and will continue to be accounted for and consolidated in the audited consolidated accounts of the Company as a subsidiary after completion of the Share Reform Plan.

(i) Effect on net asset value

Net asset value of the Group will decrease by approximately HK$200 million (being the unaudited carrying value of the investment by the Group in SI United as at 30th September 2005 attributable to the shareholding in SI United to be reduced under the Share Reform Plan) after completion of the Share Reform Plan, which principally reflects the exceptional loss on the reduction of shareholding in SI United held by the Group from 56.63% to 43.62%. Such change in net asset value of the Group represents approximately 1.28% of the audited consolidated net asset value of the Group as at 31st December 2004. The Directors consider that the exceptional loss will not have a material adverse financial effect on the Group.

(ii) Effect on earnings

After completion of the Share Reform Plan, the consolidated net profit of the Group will be reduced for the part of the results contributed by SI United due to the reduction of shareholding in SI United held by the Group of approximately 13.01%.

In view of the profits contributed by SI United to the Group, the Directors consider that there will be no material impact on the earnings of the Group as a result of the reduction of shareholding in SI United held by the Group.

8. GENERAL

The Group is principally engaged in the business of infrastructure facilities, medicine, consumer products and information technology. Shanghai Industrial YKB is an investment holding company.

As the revenue ratio under Chapter 14 of the Listing Rules for the reduction of shareholding in SI United held by Shanghai Industrial YKB under the Share Reform Plan exceeds 5% but is less than 25%, such reduction constitutes a discloseable transaction for the Company under Rule 14.06 of the Listing Rules.

Yours faithfully,
For and on behalf of the Board
CAI LAI XING
Chairman

1. RESPONSIBILITY STATEMENT

This circular includes particulars given in compliance with the Listing Rules for the purpose of giving information with regard to the Group. The Directors collectively and individually accept full responsibility for the accuracy of information contained in this circular and confirm, having made all reasonable enquires, that to the best of their knowledge and belief there are no other facts the omission of which would make any statement herein misleading.

2. DISCLOSURE OF INTERESTS

(a) As at the Latest Practicable Date, the interest or short positions of the Directors and the chief executive of the Company in the shares and underlying shares or debentures of the Company or any of its associated corporations (within the meaning of Part XV of the SFO) which were required to be notified to the Company and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests or short positions which they are taken or deemed to have under such provisions of the SFO), or which were required pursuant to Section 352 of the SFO to be entered in the register maintained by the Company referred to therein, or which were required to be notified to the Company and the Stock Exchange pursuant to the Model Code were as follows:

(i) Interests in shares and underlying shares of the Company

(a) Ordinary Shares

Name of Director	Capacity	Nature of interests	Number of issued shares of the Company held	Percentage of total issued share capital of the Company
Cai Lai Xing	Beneficial Owner	Personal	4,000,000	0.41%
Qu Ding	Beneficial Owner	Personal	1,250,000	0.13%
Lu Ming Fang	Beneficial Owner	Personal	4,200,000	0.43%
Ding Zhong De	Beneficial Owner	Personal	200,000	0.02%
Qian Shi Zheng	Beneficial Owner	Personal	200,000	0.02%
Yao Fang	Beneficial Owner	Personal	200,000	0.02%

All interests stated above represented long positions.

(b) Share Options

Name of Director	Capacity	Date of grant	Exercise price	Number of share options of the Company held	Percentage of total issued share capital of the Company
Cai Lai Xing	Beneficial Owner	September 2005	HK$14.89	800,000	0.08%
Qu Ding	Beneficial Owner	September 2005	HK$14.89	560,000	0.06%
Lu Ming Fang	Beneficial Owner	September 2005	HK$14.89	480,000	0.05%
Qian Shi Zheng	Beneficial Owner	September 2005	HK$14.89	300,000	0.03%
Tang Jun	Beneficial Owner	September 2005	HK$14.89	300,000	0.03%

The above share options are exercisable within a period of three years commencing from 2nd March 2006 to 1st March 2009.

(ii) Interests in shares of associated corporation of the Company

SI United

Name of Director	Capacity	Nature of interests	Number of issued publicly tradable shares of SI United held	Percentage of total issued share capital of SI United
Lu Ming Fang	Beneficial Owner	Personal	15,000	0.005%
Ding Zhong De	Beneficial Owner	Personal	15,000	0.005%

All interests stated above represented long positions.

(b) As at the Latest Practicable Date, so far as was known to the Directors, the interest of the persons (not being a Director or chief executive of the Company) in the shares and underlying shares of the Company which were notified to the Company and the Stock Exchange pursuant to Divisions 2 and 3 of Part XV of the SFO were as follows:

	Name	Capacity	Nature of interests	Number of ordinary shares of the Company beneficially held	Percentage of total issued share capital of the Company
(a)	*Long Positions*				
	SIIC	Interest held by controlled corporations	Corporate	548,076,000 *(note (i))*	56.62%
	Templeton Asset Management Limited	Beneficial owner	Corporate	48,436,253	5.00%
(b)	*Short Positions*				
	SIIC	Interest held by controlled corporations	Corporate	87,653,993 *(note (ii))*	9.06%

Notes:

(i) SIH, SIIC Capital and SIIC CM Development held 468,066,000, 80,000,000 and 10,000 ordinary shares of the Company respectively. SIIC owns 100% of SIIC CM Development and STC respectively whereas STC owns 100% of SIH, which in turn owns 100% of SIIC Capital.

(ii) SIIC was taken to have short positions in respect of 87,653,993 underlying shares of the Company under certain listed equity derivatives pursuant to the Zero Coupon Guaranteed Exchangeable Bonds issued by STC due March 2009 unconditionally and irrevocably guaranteed by SIIC and exchangeable into ordinary shares of the Company.

As at the Latest Practicable Date, so far as was known to the Directors, the following Directors are also directors or employees of SIIC:

Name of Director	Position held in SIIC
Mr. Cai Lai Xing	Chairman
Mr. Cai Yu Tian	Executive Director and President
Mr. Qu Ding	Executive Director and Executive Vice President
Mr. Lu Ming Fang	Executive Director
Mr. Ding Zhong De	Executive Director
Mr. Qian Shi Zheng	Vice President

(c) As at the Latest Practicable Date, so far as was known to the Directors, the following persons (other than members of the Group) were directly or indirectly interested in 10% or more of the issued share capital carrying rights to vote in all circumstances at general meetings of the following members of the Group (other than the Company) and the amount of each of such person's interest in such securities were as follows:

Name of member of the Group	Name of substantial shareholders	Class of share capital	Percentage of shareholding
Changzhou Pharmaceutical Co. Ltd.* (常州藥業股份有限公司)	Changzhou State-owned Assets Investment Co.* (常州國有資產投資經營總公司)	equity interest	23.05%
Chia Tai Qingchunbao Pharmaceutical Co. Ltd.	China (Hangzhou) Qingchunbao Group Co. Ltd.* (中國(杭州)青春寶集團有限公司)	equity interest	20%
	Hangzhou Chia Tai Qingchunbao Staff Shareholding Association* (杭州市正大青春寶職工持股協會)	equity interest	20%
Chifeng Arker Pharmaceutical Technology Co. Ltd.* (赤峰艾克製藥科技股份有限公司)	Hainan Dalong International Investment Co. Ltd.* (海南大龍國際投資有限公司)	equity interest	14.67%
	Shenzhen Yigong Industrial Co. Ltd.* (深圳益公實業有限公司)	equity interest	14.67%
Chifeng Mysun Pharma Co. Ltd.* (赤峰蒙欣藥業有限公司)	Chifeng Pharmaceutical (Group) Co. Ltd* (赤峰製藥(集團)有限責任公司)	equity interest	17.91%
Guangdong Techpool Biochem Pharma Co. Ltd.* (廣東天普生化醫藥股份有限公司)	Guangzhou Bopu Biotechnology Co. Ltd.* (廣州市博普生物技術有限公司)	equity interest	32.75%
	Guangdong Province Technology Venture Investment Co.* (廣東省科技創業投資公司)	equity interest	10%
Hangzhou Huqingyutang Pharmaceutical Co. Ltd.	Hangzhou Huqingyutang Investment Co. Ltd.	equity interest	44.9566%
Liaoning Herbapex Pharmaceutical (Group) Co. Ltd.	Medieval International Limited	equity interest	28.8%
	Zheng Ji Yu	equity interest	16.5%

* *The English name is an informal English translation of the official Chinese name.*

Name of member of the Group	Name of substantial shareholders	Class of share capital	Percentage of shareholding
Mergen Biotech Limited	Excellent Hope Holdings Inc.	ordinary share	15%
Shanghai Qiyi Dental Equipment Co. Ltd.* (上海奇異牙科器材有限公司)	Shanghai Dental Materials Factory Qi Xin Operating Services Department* (上海齒科材料廠奇新綜合經營服務部)	equity interest	10%
Shanghai Sunway Biotech Co. Ltd.	Shanghai Alliance Investment Ltd.	equity interest	18.6%
Shanghai Tongjian Pharmacy Co. Ltd.* (上海同健藥房有限公司)	Shanghai Huajian Medical Technology Co.* (上海華健醫藥科技公司)	equity interest	40%
Shanghai Victor Medical Instrument Co. Ltd.	The Mansfield Corp. USA	equity interest	30%
Shanghai Yichuang Traditional Chinese Medicine Research & Development Center Co. Ltd.	Shanghai University of Traditional Chinese Medicine Technological Development Co.* (上海中醫大科技發展公司)	equity interest	45%
Shanghai Yuemin Pharmacy Co. Ltd.* (上海悦民大藥房有限公司)	Shanghai Yuanfeng Pharmacy* (上海源豐藥房)	equity interest	30%
Shanghai Yunhu Raw-pharmaceutical Co. Ltd.* (上海雲湖醫藥藥材股份有限公司)	Shanghai Yunhu Raw Pharmaceutical Co. Ltd. Staff Shareholding Association* (上海雲湖醫藥藥材股份有限公司職工持股會)	equity interest	14.09%
SI United Changcheng Pharmaceutical Co. Ltd.* (上海實業聯合集團長城藥業有限公司)	Jin Jiang International Holdings Co. Ltd.	equity interest	30%
SI United Pharmacy Co. Ltd.* (上海實業聯合集團大藥房有限公司)	Shanghai Zhenru Shangcheng Co. Ltd.* (上海真如商城股份有限公司)	equity interest	10%
Xiamen Traditional Chinese Medicine Co. Ltd.	Xiamen Dinglu Ind. Corp.* (廈門鼎爐實業總公司)	equity interest	30%

* *The English name is an informal English translation of the official Chinese name.*

Name of member of the Group	Name of substantial shareholders	Class of share capital	Percentage of shareholding
Chengdu Jiuxing Printing and Packing Co. Ltd.	Sichuan Quanxing Co. Ltd.	equity interest	20%
	Chengdu Jiang Shi Investment Co. Ltd.* (成都江氏投資有限公司)	equity interest	29%
Chengdu Wingfat Printing Co. Ltd.* (成都永發印務有限公司)	Sichuan Quanxing Co. Ltd.	equity interest	20%
	Chengdu Jiang Shi Investment Co. Ltd.* (成都江氏投資有限公司)	equity interest	29%
Hebei Yongxin Paper Co. Ltd.* (河北永新紙業有限公司)	Xinnan (Tianjin) Paper Co. Ltd.* (新南(天津)紙業有限公司)	equity interest	29%
Xuchang Yongchang Printing Co. Ltd.	Xuchang Cigarette Factory* (許昌捲煙總廠)	equity interest	49%
Zhejiang Rongfeng Paper Co. Ltd. (浙江榮豐紙業有限公司)	Hui Kin Yip	equity interest	6.375%

(d) Save as disclosed above, as at the Latest Practicable Date:

(i) so far as was known to the Directors, none of the Directors or chief executive of the Company had any interest or short positions in any shares or underlying shares or interest in debentures of the Company or any associated corporations (within the meaning of Part XV of the SFO) which were required to be notified to the Company and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests or short positions which they are taken or deemed to have under such provisions of the SFO), or which were required, pursuant to section 352 of the SFO, to be entered in the register referred to therein, or which were required, pursuant to the Model Code to be notified to the Company and the Stock Exchange.

(ii) there was no person known to the Directors who had an interest or short position in the shares and underlying shares of the Company which would fall to be disclosed to the Company and the Stock Exchange under the provisions of Divisions 2 and 3 of Part XV of the SFO or, was, directly or indirectly, interested in 10% or more of the nominal valued of the issued share capital carrying rights to vote in all circumstances at general meeting of any other member of the Group, or any options in respect of such capital.

* *The English name is an informal English translation of the official Chinese name.*

3. DIRECTORS' INTERESTS IN CONTRACTS

(a) As at the Latest Practicable Date, none of the Directors had entered, or proposed to enter into a service contract with any member of the Group which is not determinable by the Group within one year without payment of compensation, other than statutory compensation.

(b) Save as disclosed herein, as at the Latest Practicable Date, none of the Directors had any direct or indirect interest in any assets which had been, since 31st December 2004, (being the date to which the latest published audited accounts of the Company were made up), acquired or disposed of by, or leased to the Company or any member of the Group, or were proposed to be acquired or disposed of by, or leased to, any member of the Group.

(c) Save as disclosed herein, as at the Latest Practicable Date, none of the Directors was materially interested in any contract or arrangement subsisting at the date of this circular and which is significant in relation to the business of the Group.

4. DIRECTORS' INTEREST IN COMPETING BUSINESS

As at the Latest Practicable Date, so far as was known to the Directors, none of the Directors, and their respective associates was considered to have interest in any business which competes or is likely to compete, either directly or indirectly, with the business of the Group or have any other conflicts of interest with the Group pursuant to the Listing Rules.

5. LITIGATION

So far as the Directors are aware, neither the Company nor any of its subsidiaries was engaged in any litigation or arbitration of material importance and no litigation or arbitration of material importance was pending or threatened against the Company or any of its subsidiaries as at the Latest Practicable Date.

6. MISCELLANEOUS

(a) The registered office of the Company is at 26th Floor, Harcourt House, 39 Gloucester Road, Wanchai, Hong Kong.

(b) The share registrar and transfer office of the Company is Secretaries Limited at 26th Floor, Tesbury Centre, 28 Queen's Road East, Wanchai, Hong Kong.

(c) The company secretary of the Company is Ms. Wong Mei Ling, Marina who is a Fellow of the Institute of Chartered Secretaries and Administrators and The Hong Kong Institute of Chartered Secretaries.

(d) The qualified accountant of the Company is Mr. Lee Kim Fung, Edward who is a Fellow of the Association of Chartered Certified Accountants and the Hong Kong Institute of Certified Public Accountants.

(e) In the event of any inconsistency, the English language text of this circular shall prevail over the Chinese language text.

閣下如對本通函任何方面或應採取之行動**有任何疑問**，應諮詢　閣下之股票經紀或其他註冊證券商、銀行經理、律師、專業會計師或其他專業顧問。

閣下如已將名下上海實業控股有限公司之股份全部**售出或轉讓**，應立即將本通函交予買主或經手買賣之銀行、股票經紀或其他代理商，以便轉交買主或承讓人。

本通函僅供參考用途，並不構成收購、購買或認購上海實業控股有限公司證券之邀請或要約。



上海實業控股有限公司
SHANGHAI INDUSTRIAL HOLDINGS LIMITED
(於香港註冊成立之有限公司)

(股份代號：363)

須予披露交易

上海實業聯合集團股份有限公司
之
股權分置改革方案

上海實業控股有限公司董事會就上海實業聯合集團股份有限公司之股權分置改革方案而發出之函件載於本通函第3頁至第9頁。

二零零六年四月二十四日

頁次

在本通函內，除文義另有所指外，下列詞語具有以下涵義：

詞彙	**涵義**
「流通股」	上實聯合之流通股股份
「董事會」	董事會
「本公司」	上海實業控股有限公司，一家根據香港法律註冊成立之有限責任公司，其股份於聯交所主板上市
「換股日期」	根據股權分置改革方案，所有非流通股轉換為流通股之日期
「董事」	本公司董事
「本集團」	本公司及其附屬公司
「最後實際可行日期」	二零零六年四月二十日，即本通函付印前為確定其所載若干資料的最後實際可行日期
「上市規則」	聯交所證券上市規則
「標準守則」	上市公司董事進行證券交易的標準守則
「非流通股」	上實聯合之非流通股股份
「中國」	中華人民共和國
「青春寶」	正大青春寶藥業有限公司，一家根據中國法律成立之有限責任公司並由本集團擁有其55%權益
「證券及期貨條例」	香港法例第571章證券及期貨條例
「上實YKB」	Shanghai Industrial YKB Limited，一家根據英屬維爾京群島法律成立之公司，為本公司之間接全資附屬公司
「股東」	本公司股本中的股份持有人

「股權分置改革方案」　上實YKB建議通過向流通股股東轉讓非流通股股份，以換取將所有非流通股轉換為流通股之方案，詳情載於本通函

「上海投資」　Shanghai Investment Holdings Ltd.，一家根據英屬維爾京群島法律成立的有限責任公司

「上實集團」　上海實業（集團）有限公司，一家在香港註冊成立的有限責任公司

「上實資本」　SIIC Capital (B.V.I.) Ltd.，一家根據英屬維爾京群島法律成立的有限責任公司

「上實崇明開發」　上海實業崇明開發建設有限公司，一家根據英屬維爾京群島法律成立的有限責任公司

「上實聯合」　上海實業聯合集團股份有限公司，一家根據中國法律成立之股份有限公司，為本公司一家於上海證券交易所A股市場上市之附屬公司（證券代碼：600607）

「上實財務」　Shanghai industrial Investment Treasury Company Ltd.，一家根據英屬維爾京群島法律成立之有限公司

「聯交所」　香港聯合交易所有限公司

「港元」　港元，香港法定貨幣

「人民幣」　人民幣，中國法定貨幣

在本通函內，除非另有註明，否則在適用情況下所採納的人民幣兑港元匯率為1港元兑人民幣1.04元，惟僅供參考説明之用，並不表示曾經、可能曾經或可以於有關的某個或多個日期或任何其他日期，按任何特定匯率兑換任何款項。



上海實業控股有限公司
SHANGHAI INDUSTRIAL HOLDINGS LIMITED

（於香港註冊成立之有限公司）

（股份代號：363）

執行董事：
蔡來興先生*（董事長）*
蔡育天先生*（副董事長及行政總裁）*
瞿　定先生*（副董事長及常務副行政總裁）*
呂明方先生
丁忠德先生
錢世政先生*（副行政總裁）*
姚　方先生
唐　鈞先生

獨立非執行董事：
羅嘉瑞先生
吳家瑋先生
梁伯韜先生

註冊辦事處：
香港灣仔
告士打道三十九號
夏慤大廈二十六樓

敬啟者：

須予披露交易

上海實業聯合集團股份有限公司進行
之
股權分置改革方案

1. 緒言

於二零零六年四月六日，董事公佈本公司之間接全資附屬公司上實YKB同意根據股權分置改革方案向所有流通股股東提出要約，即流通股股東每持有10股流通股將獲3股非流通股，以換取流通股股東同意上實YKB持有之所有非流通股轉換為流通股。根據股權分置改革方案，本公司所持上實聯合之股權將會調減。

按上市規則第14.06條，根據股權分置改革方案而導致上實聯合股權的調減構成本公司須予披露交易。根據上市規則，本公司須刊發本通函，以向股東提供是項交易之進一步資料及有關本公司之其他資料。

2. 股權分置改革方案

上實YKB持有上實聯合已發行股本總額約56.63%，為已發行非流通股的全數。上實聯合所有流通股(即其餘之已發行股本)於上海證券交易所上市。

根據上實YKB提議的股權分置改革方案，上實YKB同意向所有流通股股東提出要約，即流通股股東每持有10股流通股將獲3股非流通股，以換取流通股股東同意上實YKB持有之所有非流通股轉換為流通股。股權分置改革方案將於二零零六年四月二十四日召開之上實聯合股東大會上提呈上實聯合股東，以供彼等考慮及批准。

股權分置改革方案之條件

股權分置改革方案乃受下列條件規限：

1. 股權分置改革方案需(i)參加相關股東會議表決的股東所持表決權的三分之二以上通過並(ii)經參加相關股東會議表決的流通股股東所持表決權的三分之二以上通過；及

2. 已根據適用的法律規定或條文，取得股權分置改革方案可能需要的全部其他必要審批。

若任何上述批准無法取得，則股權分置改革方案將不會予以實行。上述條件的達成並無最後完成日期。倘若不實行股權分置改革方案，則本公司將另行發表公佈。

承諾

就股權分置改革方案，上實YKB承諾：

(i) 在上實聯合股東大會對股權分置改革方案作出決議後，將積極配合上實聯合董事會，落實股權分置改革方案；

(ii) 非流通股股份自換股日期起，在二十四個月內不上市交易或轉讓。在上述期滿後的十二個月內，通過上海證券交易所掛牌交易出售的原非流通股股份佔上實聯合股份總數的比例不超過5%，並遵守法定信息披露要求。

此外，本公司承諾將按照適用法律規定及程序，將其持有之青春寶股權適時和採用市場公允價格轉讓予或注入上實聯合。本公司目前間接持有青春寶55%股本權益。本公司將在上市規則項下具披露責任時披露有關建議轉讓青春寶股權之詳情。

3. 本集團持有上實聯合股權百分比之調整

本公司透過其間接全資附屬公司上實YKB持有上實聯合約56.63%權益。根據股權分置改革方案，上實YKB在按各流通股股東每持有10股流通股可獲3股非流通股的基準，向流通股股東轉讓上實聯合之股份後，上實YKB於上實聯合之股權百分比將減至約43.62%。

上實YKB向流通股股東出售之非流通股總額，佔上實聯合之全部已發行股本約13.01%。根據上實聯合於二零零五年九月三十日之未經審核綜合資產負債表(根據中國公認會計準則編製)計算，上實YKB根據股權分置改革方案調減上實聯合股權部分之資產淨值為人民幣218,812,000元(相當於約210,396,000港元)。

4. 上實聯合之股權架構變動

根據股權分置改革方案，本集團所持上實聯合之股權百分比，將由56.63%減至43.62%。於股權分置改革方案完成前後，上實聯合股權架構的變動如下：

股權分置改革方案完成前

股份類別	股份數目	佔上實聯合已發行股本總額百分比
非流通股(全部由上實YKB持有)	173,580,341	56.63%
流通股	132,932,010	43.37%
合計	306,512,351	100.00%

股權分置改革方案完成後

股份類別	股份數目	佔上實聯合已發行股本總額百分比
非流通股	無	無
由上實YKB持有之流通股(受不出售承諾規限)	133,700,738	43.62%
由其他股東持有之流通股	172,811,613	56.38%
合計	306,512,351	100.00%

5. 有關上實聯合之資料

上實聯合為本公司擁有其約56.63%股權之附屬公司，其流通股於上海證券交易所上市。上實聯合及其附屬公司主要從事製造及銷售醫藥產品及經營商務網絡。

於最後實際可行日期，呂明方先生及丁忠德先生(兩位均為董事)及陸申先生(前董事，於二零零五年十二月辭任)分別實益擁有15,000股流通股、15,000股流通股及12,000股流通股，分別佔上實聯合已發行股本總額約0.005%、0.005%及0.004%。據董事於作出一切合理查詢後所知、所得資料及所信，其他流通股股東均為與本集團之任何董事、主要行政人員或主要股東或任何彼等各自之聯繫人概無關連之獨立第三方。

上實聯合於截至二零零四年十二月三十一日止兩個年度，以及截至二零零五年九月三十日止九個月，根據中國公認會計準則編製之綜合除稅及少數股東權益前溢利及綜合除稅及少數股東權益後溢利如下：

	經審核	經審核	未經審核
	截至二零零三年十二月三十一日止年度	截至二零零四年十二月三十一日止年度	截至二零零五年九月三十日止九個月
	人民幣千元	*人民幣千元*	*人民幣千元*
綜合除稅及少數股東權益前溢利	140,314	175,527	149,301
綜合除稅及少數股東權益後溢利	96,830	104,900	75,258

上實聯合於截至二零零四年十二月三十一日止兩個年度及截至二零零五年九月三十日止九個月，根據中國公認會計準則編製之綜合資產總值及綜合資產淨值如下：

	經審核	經審核	未經審核
	截至二零零三年十二月三十一日止年度	截至二零零四年十二月三十一日止年度	截至二零零五年九月三十日止九個月
	人民幣千元	*人民幣千元*	*人民幣千元*
綜合資產總值	2,649,814	3,039,560	2,982,919
綜合資產淨值	1,570,533	1,641,586	1,681,773

上實聯合於截至二零零三年十二月三十一日止及截至二零零四年十二月三十一日止兩個年度各年之經審核綜合營業額分別約為人民幣1,819,877,000元及人民幣2,238,653,000元。

6. 進行股權分置改革方案之理由及效益

進行股權分置改革方案乃符合中國證券市場當前之發展，並使上實YKB所持之非流通股可於上海證券交易所自由轉讓。

青春寶為中國內地以天然草藥為主要原料之中醫藥製藥企業。董事認為，本公司根據上述其所作之承諾向上實聯合轉讓青春寶之股權，將有助精簡本集團之企業架構，以及可使本集團的醫藥業務集中於一個平台上。

董事相信，股權分置改革方案之條款均屬公平合理，且符合股東之整體利益。

7. 股權分置改革方案之財務影響

根據股權分置改革方案，及按上實聯合於二零零五年九月三十日之未經審核資產淨值計算，於股權分置改革方案完成時，本公司於截至二零零六年十二月三十一日止年度將錄得約2億港元特殊虧損。該特殊虧損的計算經參考本集團於二零零五年九月三十日之賬目中根據股權分置改革方案將向流通股股東轉讓非流通股總數（約佔上實聯合已發行股本總額約13.01%）的未經審核賬面餘額約為2億港元。由於上實YKB不會就轉讓非流通股份予流通股股東收取任何款項，特殊虧損估計款額相等於該等非流通股之未經審核賬面餘額。由於此特殊虧損只在本集團的損益帳中錄得，並不涉及現金支出，董事認為，股權分置改革方案將不會對本集團之日常運作構成重大不利影響。

在上實聯合的九名董事中，除三名獨立董事外，所有其他董事均由本公司提名。故此上實聯合董事會內有一半以上董事是由本公司提名及本公司擁有上實聯合董事會之控制權。本公司已向其核數師確認，由於在完成股權分置改革方案前後，上實聯合之董事會及管理層不會有任何變動，故於股權分置改革方案完成後，上實聯合將仍然由本公司控制，其財務業績將仍如一家附屬公司合併入本公司之綜合帳目內。

(i) 資產淨值之影響

於完成股權分置改革方案後，本集團的資產淨值將減少約2億港元（其為本集團在二零零五年九月三十日按股權分置改革方案將減少於上實聯合股權歸屬部份的未經審核帳面投資餘額），主要反映本集團所持上實聯合股權由56.63%減持至43.62%的特殊虧損。本集團此資產淨值之變動相當於本集團於二零零四年十二月三十一日經審核綜合資產淨值的約1.28%。董事認為此特殊虧損將不會對本集團構成重大不利影響。

(ii) 盈利之影響

於完成股權分置改革方案後，由於本集團所持上實聯合之股權減少約13.01%，上實聯合業績對本集團綜合淨利潤之貢獻將相應減少。

鑒於上實聯合對本集團溢利之貢獻，董事認為，本集團所持上實聯合股權之調減不會對本集團之盈利構成重大影響。

8. 一般事項

本集團主要從事基建設施、醫藥、消費品及信息技術。上實YKB為一家投資控股公司。

上實YKB根據股權分置改革方案調減上實聯合股權涉及根據上市規則第14章之收益比率超逾5%但低於25%，因此根據上市規則第14.06條，是項調減構成本公司之一項須予披露交易。

此　致

列位股東　台照

代表董事會
董事長
蔡來興
謹啟

二零零六年四月二十四日

1. 責任聲明

本通函包括遵照上市規則而列載的詳細資料，旨在提供有關本集團的資料。董事對本通函所載資料的準確性共同及個別承擔全部責任，並在作出一切合理查詢後確認，盡彼等所知及所信，本通函並無遺漏其他事項，致使本通函所載任何陳述有所誤導。

2. 權益披露

(a) 於最後實際可行日期，董事及本公司最高行政人員於本公司或其任何相聯法團（按證券及期貨條例第XV部涵義）股份及相關股份或債券證權益中擁有的權益或淡倉，根據證券及期貨條例第XV部第7及8分部須通知本公司及聯交所（包括根據該等證券及期貨條例條文彼等被認為或被視作持有的權益或淡倉）；或根據證券及期貨條例第352條須列入本公司按該條例存置之登記冊；或根據標準守則須通知本公司及聯交所者如下：

(i) 於本公司股份及相關股份之權益

(a) 普通股

董事姓名	身份	權益性質	持有本公司已發行股份數目	佔本公司已發行股本總額的百分比
蔡來興	實益擁有人	個人	4,000,000	0.41%
瞿　定	實益擁有人	個人	1,250,000	0.13%
呂明方	實益擁有人	個人	4,200,000	0.43%
丁忠德	實益擁有人	個人	200,000	0.02%
錢世政	實益擁有人	個人	200,000	0.02%
姚　方	實益擁有人	個人	200,000	0.02%

上述權益皆為好倉。

(b) 購股期權

董事姓名	身份	授出日期	行使價	持有本公司已發行期權數目	佔本公司已發行股本總額的百分比
蔡來興	實益擁有人	二零零五年九月	14.89港元	800,000	0.08%
瞿　定	實益擁有人	二零零五年九月	14.89港元	560,000	0.06%
呂明方	實益擁有人	二零零五年九月	14.89港元	480,000	0.05%
錢世政	實益擁有人	二零零五年九月	14.89港元	300,000	0.03%
唐　鈞	實益擁有人	二零零五年九月	14.89港元	300,000	0.03%

上述購股期權可於二零零六年三月二日至二零零九年三月一日的三年期間內予以行使。

(ii) 於本公司相聯法團股份之權益

上實聯合

董事姓名	身份	權益性質	持有上實聯合已發行流通股股份數目	佔上實聯合已發行股本總額的百分比
呂明方	實益擁有人	個人	15,000	0.005%
丁忠德	實益擁有人	個人	15,000	0.005%

上述權益皆為好倉。

(b) 於最後實際可行日期，就董事所悉，於本公司股份及相關股份擁有權益而按證券及期貨條例第XV部第2及第3分部知會本公司及聯交所有關權益的人士（本公司董事或最高行政人員除外）如下：

名稱	身份	權益性質	實益持有本公司已發行普通股數目	佔本公司已發行股本總額的百分比
(a) 好倉				
上實集團	受控制公司所持有的權益	公司	548,076,000 *(附註(i))*	56.62%
鄧普頓資產管理有限公司	實益擁有人	公司	48,436,253	5.00%
(b) 淡倉				
上實集團	受控制公司所持有的權益	公司	87,653,993 *(附註(ii))*	9.06%

附註：

(i) 上海投資、上實資本及上實崇明開發分別持有468,066,000股、80,000,000股及10,000股本公司普通股。上實集團分別擁有上實崇明開發及上實財務的100%權益。而上實財務擁有上海投資的100%權益。上海投資擁有上實資本的100%權益。

(ii) 上實集團被視為持有87,653,993股本公司相關股份的淡倉，此乃根據上實財務所發行，由上實集團提供無條件及不可撤回擔保，可轉換為本公司普通股股份的二零零九年三月到期零息擔保可換股債券之若干上市股份衍生工具。

於最後實際可行日期，就各董事所悉，下列董事亦為上實集團董事或僱員：

董事姓名	於上實集團所持職位
蔡來興先生	董事長
蔡育天先生	執行董事兼總裁
瞿　定先生	執行董事兼常務副總裁
呂明方先生	執行董事
丁忠德先生	執行董事
錢世政先生	副總裁

(c) 於最後實際可行日期，就董事所悉，直接或間接擁有附帶在所有情況下於下列本集團成員公司(本公司除外)的股東大會上投票權的已發行股本10%或以上權利的人士(本集團成員公司除外)及此等人士各自於此等證券的權益如下：

本集團成員公司名稱	主要股東姓名／名稱	股本類別	所持股份百分比
常州藥業股份有限公司	常州國有資產投資經營總公司	股本權益	23.05%
正大青春寶藥業有限公司	中國(杭州)青春寶集團有限公司	股本權益	20%
	杭州市正大青春寶職工持股協會	股本權益	20%
赤峰艾克製藥科技股份有限公司	海南大龍國際投資有限公司	股本權益	14.67%
	深圳益公實業有限公司	股本權益	14.67%
赤峰蒙欣藥業有限公司	赤峰製藥(集團)有限責任公司	股本權益	17.91%
廣東天普生化醫藥股份有限公司	廣州市博普生物技術有限公司	股本權益	32.75%
	廣東省科技創業投資公司	股本權益	10%
杭州胡慶餘堂藥業有限公司	杭州胡慶餘堂投資有限公司	股本權益	44.9566%
遼寧好護士藥業(集團)有限責任公司	中世紀國際有限公司	股本權益	28.8%
	鄭繼宇	股本權益	16.5%

本集團成員公司名稱	主要股東姓名／名稱	股本類別	所持股份百分比
Mergen Biotech Limited	Excellent Hope Holdings Inc.	普通股	15%
上海奇異牙科器材有限公司	上海齒科材料廠奇新綜合經營服務部	股本權益	10%
上海三維生物技術有限公司	上海聯和投資有限公司	股本權益	18.6%
上海同健藥房有限公司	上海華健醫藥科技公司	股本權益	40%
上海勝利醫療器械有限公司	美國漫斯菲爾德股份有限公司	股本權益	30%
上海醫創中醫藥科研開發中心有限公司	上海中醫大科技發展公司	股本權益	45%
上海悦民大藥房有限公司	上海源豐藥房	股本權益	30%
上海雲湖醫藥藥材股份有限公司	上海雲湖醫藥藥材股份有限公司職工持股會	股本權益	14.09%
上海實業聯合集團長城藥業有限公司	錦江國際(集團)有限公司	股本權益	30%
上海實業聯合集團大藥房有限公司	上海真如商城股份有限公司	股本權益	10%
廈門中藥廠有限公司	廈門鼎爐實業總公司	股本權益	30%

本集團成員公司名稱	主要股東姓名／名稱	股本類別	所持股份百分比
成都九興印刷包裝有限公司	四川全興股份有限公司	股本權益	20%
	成都江氏投資有限公司	股本權益	29%
成都永發印務有限公司	四川全興股份有限公司	股本權益	20%
	成都江氏投資有限公司	股本權益	29%
河北永新紙業有限公司	新南(天津)紙業有限公司	股本權益	29%
許昌永昌印務有限公司	許昌捲煙總廠	股本權益	49%
浙江榮豐紙業有限公司	許建業	股本權益	6.375%

(d) 除以上所披露者外，於最後實際可行日期：

(i) 就董事所悉，董事或本公司的最高行政人員，概無擁有於本公司或其任何相聯法團(按證券及期貨條例第XV部涵義)的任何股份或相關股份中的任何權益或淡倉或債權證中的任何權益，根據證券及期貨條例第XV部第7及8分部必須通知本公司及聯交所(包括根據該等證券及期貨條例條文彼等被認為或被視作持有的權益或淡倉)；或根據證券及期貨條例第352條須列入該條例所述的登記冊；或根據標準守則須通知本公司及聯交所。

(ii) 就董事所知，並無任何人士於任何本公司股份及相關股份擁有任何權益或淡倉而須根據證券及期貨條例第XV部第2及3分部必須通知本公司及聯交所；或直接或間接擁有附帶在所有情況下於本集團任何其他成員公司股東大會上投票權的已發行股本面值10%或以上的權益，或有關此等股本的任何購股期權。

3. 董事的合約權益

(a) 於最後實際可行日期，概無董事與本集團任何成員公司訂立或擬訂立本集團不得在一年內毋須支付賠償（法定賠償除外）而予以終止之服務合約。

(b) 除本通函披露者外，於最後實際可行日期，自二零零四年十二月三十一日（本公司最近期公佈之經審核帳目結算日）以來，概無董事於本公司或本集團任何成員公司收購或出售或租用或建議由本集團任何成員公司收購或出售或租用之任何資產中，擁有任何直接或間接權益。

(c) 除本通函披露者外，於最後實際可行日期，於本通函刊發日期，概無董事在與本集團業務有重大關係之合約或安排中擁有重大權益。

4. 董事於競爭業務之權益

於最後實際可行日期，就各董事所悉，根據上市規則，董事或彼等各自之聯繫人士並無被認為於與本集團業務構成或可能構成直接或間接競爭，或與本集團有任何其他利益衝突之任何業務中擁有權益。

5. 訴訟

據董事所知，於最後實際可行日期，本公司或其任何附屬公司未曾涉及任何重大訴訟或仲裁，而本公司或其任何附屬公司概無任何尚未了結或面臨任何重大訴訟或仲裁。

6. 其他事項

(a) 本公司的註冊辦事處為香港灣仔告士打道三十九號夏慤大廈二十六樓。

(b) 本公司的股份過戶登記處為秘書商業服務有限公司，地址為香港灣仔皇后大道東二十八號金鐘匯中心二十六樓。

(c) 本公司的公司秘書為黃美玲女士，彼為英國特許秘書及行政人員公會及香港特許秘書公會資深會員。

(d) 本公司的合資格會計師為李劍峰先生，彼為英國特許公認會計師公會及香港會計師公會資深會員。

(e) 本通函的中、英文本如有歧異，概以英文本為準。